                                                              RULE NO. 424(b)(1)
                                                       REGISTRATION NO. 33-61393


                               1,050,000 SHARES

                          [LOGO OF ITC APPEARS HERE]

                        INDUSTRIAL TRAINING CORPORATION

                                 COMMON STOCK

                               ----------------

  Of the 1,050,000 shares of Common Stock offered hereby, 875,000 are being issued and sold by Industrial Training Corporation (the "Company" or "ITC") and 175,000 are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Selling Shareholders." The Common Stock is traded on the NASDAQ National Market System under the Symbol "ITCC." On September 28, 1995, the last reported sale price of the Company's Common Stock as reported by NASDAQ was $11 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

                               ----------------

 PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH ON PAGE
                            5 UNDER "RISK FACTORS."

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                        UNDERWRITING                PROCEEDS TO
                           PRICE TO    DISCOUNTS AND   PROCEEDS TO    SELLING
                            PUBLIC    COMMISSIONS(/1/) COMPANY(/2/) SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share...............     $9.75        $0.6825        $9.0675      $9.0675
--------------------------------------------------------------------------------
Total(/3/)..............  $10,237,500     $716,625      $7,934,063   $1,586,813

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting" for a description of indemnification arrangements with the several Underwriters.
(2) Before deducting expenses estimated at $233,870 payable by the Company.
    See "Underwriting."
(3) The Company has granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of 157,500 additional shares of Common Stock, solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. Assuming full exercise of the over-allotment option, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Shareholders will be $11,773,125, $824,119, $9,362,194, and $1,586,813, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, delivery to and acceptance by the Underwriters and certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of Ferris, Baker Watts, Incorporated, 1720 Eye Street, N.W., Washington, D.C. or through the facilities of The Depository Trust Company on or about October 4, 1995.

                               ----------------

                              FERRIS, BAKER WATTS
                                 Incorporated

                               ----------------

              The date of this Prospectus is September 29, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM OR OTHERWISE AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES OF COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             ---------------------

                            ADDITIONAL INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

  A registration statement on Form SB-2 relating to the Common Stock offered hereby has been filed by the Company with the Commission (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Further information with respect to the Company and the Common Stock offered hereby is included or incorporated by reference in the Registration Statement and exhibits. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at rates prescribed by the Commission at the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Chicago, Illinois 60661-2511.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Each investor is encouraged to read this Prospectus in its entirety. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  ITC develops, produces, markets and distributes interactive multimedia training solutions that improve productivity and reduce training time and costs. ITC's broad array of interactive multimedia "courseware" combines full-motion video, audio, animation, graphics and text into a single training presentation. By packaging its courseware together with standard multimedia personal computer systems and offering reliable customer assurance and consultative support, ITC provides its customers with a complete training solution that may command a premium price relative to other technology-based training programs. While all of the Company's products are available in analog laser video disc format, ITC recently converted and released many of its "PC Skills" and all of its "Regulatory Training" products in a digital CD-ROM format. ITC's five courseware libraries, all marketed under the ACTIV(R) trademark, include over 200 individual multimedia products to train users in "PC Skills," "Regulatory Training," "Technical Skills," "Instrumentation Training" and "Basic Skills." ITC's multimedia products provide an alternative to traditional stand-up training. The Company's courseware is highly interactive and is self-paced, allowing employees to adjust the rate of training to their individual needs, competency levels and work schedules.

  ITC offers its courseware to customers in many markets, including the industrial processing and manufacturing industries, government, educational organizations, utilities and the service sector. The Company acquired the "PC Skills Learning Library" in September 1993 enabling ITC to expand its sales into service-based industries, such as telecommunications and personnel services. The domestic market for all training and employee education in 1994 was estimated by Training Magazine to represent a $50.6 billion industry, of which approximately $7.0 billion was estimated to be off-the-shelf products and hardware. See "Risk Factors -- Developing Market and -- Dependence on Product Development."

  In aggregate, ITC's ACTIV(R) courseware has been purchased by over 5,000 companies, including many Fortune 1,000 companies, and other major organizations. Among the better-known purchasers of ITC ACTIV(R) courseware are the following companies or their affiliates: The Southern Companies, General Electric Company, NYNEX, Talent Tree Personnel Services, Cargill, Inc., Ford Motor Company and Illinois Power Company.

  The Company's objective is to accelerate its growth and profitability by further penetrating the market for interactive multimedia training and educational courseware. ITC's strategy for achieving this objective is to expand product platforms and development efforts; increase distribution capabilities; and pursue strategic acquisitions and marketing alliances. See "Business -- Corporate Strategy."

  ITC was incorporated in 1977 under the laws of the state of Maryland. The Company's principal executive office address is 13515 Dulles Technology Drive, Herndon, Virginia 22071. ITC's telephone number is (703) 713-3335.

                                  THE OFFERING

 Securities Offered.......................... 1,050,000 shares of Common Stock, $.10 par value
  Securities Offered by the Company..........   875,000 shares of Common Stock, $.10 par value
  Securities Offered by Selling Shareholders.   175,000 shares of Common Stock, $.10 par value
 Common Stock Outstanding After the Offering. 3,355,088 shares(/1/)
 Proposed Use of Proceeds.................... To reduce indebtedness; to finance product expansion through internal development and acquisitions of compatible
                                              businesses, products or technologies; to increase
                                              marketing efforts; and, for working capital and general
                                              corporate purposes. See "Use of Proceeds."
 NASDAQ National Market Symbol............... ITCC

--------------------
(1)Excluding 276,572 shares issuable upon the exercise of options and warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The summary consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements of the Company and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,
                                YEARS ENDED DECEMBER 31,               (UNAUDITED)
                         ------------------------------------------- ----------------
                          1990   1991    1992    1993         1994    1994     1995
                         ------ ------- ------- -------      ------- ----------------
STATEMENT OF INCOME DA-
 TA:
Revenues................ $9,229 $11,011 $11,135 $13,812      $22,337 $ 9,364 $ 11,256
Income before provision
 for income taxes.......    853     918   1,114      36(/1/)   1,965     670    1,231
Net income..............    514     550     701      21        1,160     402      726
Net income per common
 share(/2/)............. $ 0.33 $  0.35 $  0.42 $  0.01      $  0.48 $  0.17 $   0.28
Weighted average shares
 outstanding(/2/).......  1,555   1,590   1,680   1,959        2,428   2,378    2,588

                                          JUNE 30, 1995
                                           (UNAUDITED)
                                      ---------------------
                         DECEMBER 31,              AS
                             1994     ACTUAL  ADJUSTED(/3/)
                         ------------ ------- -------------
BALANCE SHEET DATA:
Cash....................   $   440    $ 1,179    $ 7,010
Working capital.........     4,095      4,620     10,895
Total assets............    17,130     19,085     24,916
Long-term debt, net of
 current installments...       773      1,614        189
Total stockholders' eq-
 uity...................    10,054     10,851     18,551

--------------------

(1) The decline in 1993 income before provision for income taxes resulted from several factors including lower overall gross margins, increased selling, general and administrative costs as a result of increased marketing, sales, and promotional efforts, and resources dedicated to expanding the Company through acquisition. Effective September 30, 1993, the Company acquired CI Acquisition Corporation and its two wholly-owned subsidiaries, Comsell Training, Inc. and ComSkill Learning Centers, Inc.
(2) 1990 and 1991 data have been adjusted to reflect a 2 for 1 stock split, which occurred in January 1992.
(3) Gives effect to the sale by the Company of 875,000 shares of Common Stock at the public offering price of $9 3/4 per share and after deducting estimated underwriting discounts, offering expenses, and the applicable filing and registration fees. See "Use of Proceeds."

                                 RISK FACTORS

  Investors should carefully consider the following risk factors, in addition to all of the other information contained in this Prospectus, including the Consolidated Financial Statements and Notes to Consolidated Financial Statements, before purchasing the Common Stock offered hereby.

DEVELOPING MARKET

  The market for training and employee education is characterized by a high degree of fragmentation and competition. Competitors include publishers of text and videotape training products, providers of instructor-led training, and developers and publishers of other multimedia products. Technology-based training products represent a small portion of the overall market for training. As a result, the Company's future success and realization of the Company's strategic plan will depend, in part, on the extent to which companies continue to adopt technology-based training as a fundamental part of their employee education and development programs. There can be no assurance that the current trend will continue or that the Company will significantly increase or sustain current distribution levels for its products.

DEPENDENCE ON PRODUCT DEVELOPMENT

  Several of the Company's products, including the Company's "PC Skills Learning Library" and, to a lesser degree, the Company's "Regulatory Training Learning Library," are influenced by changes in the content of the subject matter. Changes in the subject matter of any of the Company's products could render such products obsolete. Therefore, the Company's success may depend upon the Company's ability to adapt, modify and update its products, to develop and introduce, in a timely manner, new and competitive products, or to acquire new products. There can be no assurance that the Company will be successful in these endeavors.

ACQUISITIONS

  The Company's continued growth depends, in part, on its ability to successfully acquire complementary businesses or product lines. There can be no assurance that any such acquisitions will be consummated, or if consummated, that such acquisitions will be successful. The Company has no current commitments, understandings or arrangements with respect to any specific transaction. See "Business -- Corporate Strategy."

DISTRIBUTION

  Part of the Company's strategy is to expand distribution channels for its courseware. Although the Company intends to hire additional salespersons, add dealers, franchisees and distributors, and explore relationships with other resellers, no assurance can be given that such expanded distribution will either occur or have a positive effect on the Company's business operations.

CHANGING TECHNOLOGIES

  The Company utilizes several different personal computer-based hardware platforms to deliver its products. These platforms range from standard analog format, using laser video disc, to any of the several digital-based CD-ROM platforms, such as "MPEG" (the Motion Pictures Experts Group standard), "DVI" (Digital Video Interactive) and INDEO(R). The Company also operates in an environment where its customers face networking and portability issues. Delivery platforms are constantly evolving as new and different technologies emerge. Changes in technologies or the means through which the Company's products are delivered could render the Company's products obsolete. There can be no assurance that the Company will be able to anticipate and respond adequately to technological changes that may affect the delivery of the Company's products or that costs to develop such responses will not adversely affect the financial condition of the Company.

INTELLECTUAL PROPERTY

  The Company considers all of its products to be proprietary and relies on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's courseware or technology without authorization, or to develop similar courseware or technology independently. The Company includes in its courseware packaging an end-user agreement that restricts unauthorized use. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business and results of operations could be materially and adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. There can likewise be no assurance that third parties will not claim that the Company's current or future products infringe upon the proprietary rights of others. Any such claim, with or without merit, could result in costly litigation or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all. See "Business --
 Intellectual Property."

DEPENDENCE ON AND NEED FOR KEY PERSONNEL

  At the present time, the Company depends to a great extent upon the efforts of each of its executive officers to administer the Company's business. In addition, the Company's ability to accelerate growth and profitability will depend, in part, on its ability to attract and retain additional qualified personnel. There is significant competition for qualified personnel, and there can be no assurance that the Company will be successful in recruiting or training a sufficient number of employees of the requisite caliber to enable the Company to operate its business and implement its strategy as planned. See "Management."

COMPETITION

  The training and employee education industry is highly competitive, and competition is increasing among providers of technology-based training. Competitors include providers of traditional instructor-led training, multimedia developers and sellers, textbook publishers, and manufacturers and producers of videotape training materials and other products. These competitors range from small to large firms, some of which have substantially greater financial, personnel and marketing resources than the Company. No assurance can be given that the Company will be able to compete effectively with existing or future competitors in the training industry. The inability to remain competitive could result in a reduction of the Company's revenues and could have a material adverse effect on the Company's overall financial condition. See "Business -- Competition."

DILUTION

  Purchasers of the shares of Common Stock offered hereby will suffer immediate and substantial dilution (i.e., the difference between the offering price of a share of Common Stock and the net tangible book value thereof after giving effect to this Offering) of $4.81 per share in the net tangible book value of their shares of Common Stock, assuming that all shares offered by the Company are sold. At June 30, 1995, the net tangible book value of the Company was approximately $8,748,084, or $3.56 per share based on 2,455,624 shares of Common Stock outstanding. Net tangible book value per share of Common Stock represents the amount of the Company's total assets less the amount of its intangible assets (goodwill) and liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 875,000 shares offered hereby (at the public offering price of $9 3/4 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value at June 30, 1995 would have been approximately $16,448,277 or $4.94 per share of Common Stock. In the event that the Underwriters exercise the over-allotment option in full, the pro forma net tangible book value after this Offering (after deducting underwriting discounts and estimated offering expenses to be paid by the Company) would be $5.12 per share, and the public investors would experience dilution of $4.63 per share.

USE OF PROCEEDS

  The net proceeds of this Offering are subject to reallocation by the Company. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds from the sale by the Company of 875,000 shares of Common Stock in this Offering will be approximately $7.7 million ($9.1 million if the Underwriters' over-allotment option is exercised in full) based upon the public offering price per share of $9 3/4. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. The Company anticipates that the net proceeds will be used over the next twelve to eighteen months for the purposes described below.

  The Company expects to use approximately $1.9 million of the net proceeds received by the Company to reduce its long-term borrowings. The long-term debt consists of two term loans. The first term loan, the balance of which was $615,000 as of June 30, 1995, was incurred for the Company's acquisition of CI Acquisition Corporation ("CI") and its related subsidiaries in September 1993. This loan bears interest at a rate of prime plus one percent (1%) (10% as of June 30, 1995) and matures in November 1998. The second term loan, the balance of which was $1,254,000 at June 30, 1995, was incurred in connection with the February 17, 1995 acquisition of the "INVOLVE(R) Instrumentation Learning Library" from the Instrument Society of America ("ISA"). The second loan bears interest at a rate of prime plus one-half percent ( 1/2%) (9.5% as of June 30, 1995) and matures in March 2000.

  The Company intends to use up to $3 million of the net proceeds to fund development of additional courseware products and to convert the Company's existing analog courseware libraries of "Technical Skills" and "Instrumentation Training" to a digital-based CD-ROM format.

  The $2.8 million balance of net proceeds ($4.2 million if the Underwriters exercise the over-allotment option in full) will be used to broaden and expand the Company's range of training products by acquiring companies or products, and for working capital and other general corporate purposes. With respect to future acquisitions, the Company is regularly reviewing potential acquisitions, although it has no current agreements, understandings or commitments with respect to any material transactions. Amounts allocated to working capital may be used, in part, to finance expanded distribution efforts.

  The foregoing represents the Company's estimate of the allocation of the net proceeds of this Offering based upon the current status of its business operations, its current plans and current economic conditions. Future events, as well as changes in competitive conditions affecting the Company's business and the success or lack thereof of the Company's marketing efforts, may make shifts in the allocation of funds necessary or desirable. A change in the use of proceeds or timing of such use will be at the Company's discretion. Pending application of the net proceeds from this Offering, the net proceeds will be invested in short-term, investment-grade, interest bearing securities. See "Risk Factors -- Use of Proceeds."

  The Company may incur additional borrowings in the next twelve to eighteen months to support its development plans and to effect acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System under the symbol ITCC. The following table states the high and low closing sale prices by quarter for the Company's Common Stock based on actual trading, as reported by NASDAQ.

                                                                     HIGH   LOW
                                                                    ------ -----
     1993
      1st Quarter..................................................  7 1/4 6 1/4
      2nd Quarter..................................................  7 7/8 6 3/8
      3rd Quarter..................................................  7 1/2 5 1/4
      4th Quarter..................................................  6     4 3/4
     1994
      1st Quarter..................................................  5 1/4 4
      2nd Quarter..................................................  4 1/2 3 5/8
      3rd Quarter..................................................  8 1/2 3 5/8
      4th Quarter..................................................  8 1/2 7 1/4
     1995
      1st Quarter.................................................. 10 1/2 6 1/4
      2nd Quarter.................................................. 10 1/2 8
      3rd Quarter (through September 28, 1995)..................... 11 1/4 9 5/8

  The last reported sale price on the NASDAQ National Market System on September 28, 1995 was $11 1/4.

  As of June 30, 1995, there were 2,455,624 shares of the Company's Common Stock outstanding, held by 1,037 holders of record.

  Shareholders of the Company's Common Stock are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available. No cash dividends have been declared since 1984. Future cash dividends, if any, will be determined by the Company's Board of Directors and will be based upon the Company's earnings, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors.

  The transfer agent and registrar for ITC's Common Stock is American Securities Transfer, 938 Quail Street, Suite 101, Lakewood, Colorado 80215.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1995, and as adjusted to reflect the sale of 875,000 shares of Common Stock offered by the Company hereby at the public offering price of $9 3/4 per share and the application of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the detailed information included in the Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus.

                                                        AS OF JUNE 30, 1995
                                                      ------------------------
                                                        ACTUAL     AS ADJUSTED
                                                      -----------  -----------
   Current installments of long-term debt............ $   580,726  $   136,726
   Long-term debt, net of current installments.......   1,614,198      189,198
   Stockholders' equity:
     Common stock, $.10 par value, 4,000,000 shares
      authorized; 2,455,624 shares outstanding;
      3,330,624 shares outstanding, as adjusted(/1/).     245,562      333,062
     Additional paid-in capital......................   5,654,864   13,267,557
     Note receivable from ESOP.......................    (304,177)    (304,177)
     Retained earnings...............................   5,254,461    5,254,461
                                                      -----------  -----------
       Total stockholders' equity....................  10,850,710   18,550,903
                                                      -----------  -----------
   Total capitalization.............................. $13,045,634  $18,876,827
                                                      ===========  ===========

---------------------

(1) The number of shares of the Company's Common Stock outstanding, the value of Common Stock and the value of Additional Paid-in Capital have been reduced by 17,704 shares, $1,771 and $59,538, respectively, to reflect treasury stock that the Company repurchased prior to June 30, 1995.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data for, and as of the end of, each of the years in the five year period ended December 31, 1994 are derived from the audited consolidated financial statements of the Company. The following selected interim consolidated data for, and as of the end of, the six month periods ended June 30, 1994 and 1995 have been derived from unaudited financial statements of the Company, which, in the opinion of management, have been prepared on the same basis as the audited Consolidated Financial Statements included herein, and reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of such data. The results of the interim periods are not indicative of the results of a full year. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements of the Company and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                         SIX MONTHS
                                                                       ENDED JUNE 30,
                                YEARS ENDED DECEMBER 31,                (UNAUDITED)
                         --------------------------------------------  ---------------
                          1990   1991    1992     1993         1994     1994    1995
                         ------ ------- -------  -------      -------  ------  -------
STATEMENT OF INCOME
 DATA:
Revenues................ $9,229 $11,011 $11,135  $13,812      $22,337  $9,364  $11,256
Cost of sales...........  5,007   6,024   5,681    8,215       13,629   5,585    6,453
                         ------ ------- -------  -------      -------  ------  -------
Gross margin............  4,222   4,987   5,454    5,597        8,708   3,779    4,803
Selling, general &
 administrative
 expenses...............  3,157   3,914   4,327    5,554        6,693   3,091    3,596
Equity in earnings of
 affiliates.............    --      --     (135)    (124)        (136)    (70)     (78)
                         ------ ------- -------  -------      -------  ------  -------
Income before interest
 and provision for
 income taxes...........  1,066   1,074   1,262      167        2,151     758    1,285
Interest expense, net...    213     156     148      131          186      88       54
                         ------ ------- -------  -------      -------  ------  -------
Income before provision
 for income taxes.......    853     918   1,114       36(/1/)   1,965     670    1,231
Income tax expense......    339     368     413       15          805     268      505
                         ------ ------- -------  -------      -------  ------  -------
Net income.............. $  514 $   550 $   701  $    21      $ 1,160  $  402  $   726
                         ====== ======= =======  =======      =======  ======  =======
Net income per common
 share(/2/)............. $ 0.33 $  0.35 $  0.42  $  0.01      $  0.48  $ 0.17  $  0.28
                         ====== ======= =======  =======      =======  ======  =======
Weighted average shares
 outstanding(/2/).......  1,555   1,590   1,680    1,959        2,428   2,378    2,588

                                            DECEMBER 31,              JUNE 30,
                                ------------------------------------    1995
                                 1990   1991   1992   1993    1994   (UNAUDITED)
                                ------ ------ ------ ------- ------- -----------
BALANCE SHEET DATA:
Cash..........................  $  144 $  114 $  168 $   126 $   440   $ 1,179
Working capital...............   2,118  1,686  2,643   2,139   4,095     4,620
Total assets..................   6,840  7,656  8,358  14,642  17,130    19,085
Long-term debt, net of current
 installments.................   1,043  1,328    963   1,101     773     1,614
Total stockholders' equity....   3,795  3,715  5,001   8,418  10,054    10,851

---------------------

(1) The decline in 1993 income before provision for income taxes resulted from several factors including lower overall gross margins, increased selling, general and administrative costs as a result of increased marketing, sales, and promotional efforts, and resources dedicated to expanding the Company through acquisition. Effective September 30, 1993, the Company acquired CI Acquisition Corporation and its two wholly-owned subsidiaries, Comsell Training, Inc. and ComSkill Learning Centers, Inc.
(2) 1990 and 1991 data have been adjusted to reflect a 2 for 1 stock split, which occurred in January 1992.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Since ITC was formed in 1977, the focus of the Company's business has evolved from linear-based videotape training products to interactive multimedia programs, delivered in analog laser video disc and digital-based CD-ROM platforms. Until 1993, the Company derived the majority of its revenues from the distribution and sale of its "Technical Skills Learning Library" and "Basic Skills Learning Library" to companies in the industrial processing and manufacturing markets.

  With the development of its "Regulatory Training Learning Library" and the addition of the "PC Skills Learning Library" upon the acquisition of CI and its subsidiaries, Comsell Training, Inc. ("Comsell") and ComSkill Learning Centers, Inc. ("ComSkill"), in September 1993, the Company was able to enter new markets and increase revenues significantly. In February 1995, the Company acquired the "INVOLVE(R) Instrumentation Learning Library," which it had developed for the Instrument Society of America ("ISA"). As a result of this acquisition, the Company is no longer required to pay royalties upon the sale of INVOLVE(R) products. For additional information regarding the CI acquisition and purchase of the INVOLVE(R) products, see Notes 2 and 13, respectively, to the Company's Consolidated Financial Statements included herein.

RESULTS OF OPERATIONS

                                                    PERCENTAGE OF REVENUES
                                                    --------------------------
                                                    YEARS ENDED   SIX MONTHS
                                                     DECEMBER     ENDED JUNE
                                                        31,           30,
                                                    ------------  ------------
                                                    1993   1994   1994   1995
                                                    -----  -----  -----  -----
   Revenues........................................ 100.0% 100.0% 100.0% 100.0%
   Cost of sales...................................  59.5   61.0   59.6   57.3
                                                    -----  -----  -----  -----
   Gross margin....................................  40.5   39.0   40.4   42.7
   Selling, general & administrative expenses......  40.2   30.0   33.0   31.9
   Equity in earnings of affiliates................  (0.9)  (0.6)  (0.7)  (0.6)
                                                    -----  -----  -----  -----
   Income before interest and provision for income
    taxes..........................................   1.2    9.6    8.1   11.4
   Interest expense, net...........................   0.9    0.8    0.9    0.4
                                                    -----  -----  -----  -----
   Income before provision for income taxes........   0.3    8.8    7.2   11.0
   Income tax expense..............................   0.1    3.6    2.9    4.5
                                                    -----  -----  -----  -----
   Net income......................................   0.2%   5.2%   4.3%   6.5%
                                                    =====  =====  =====  =====

  Six Months Ended June 30, 1995 Compared with Six Months Ended June 30, 1994

  Total revenues for the six months ended June 30, 1995 were $11,256,000, compared to $9,364,000 for the comparable six months of 1994, an increase of approximately 20%. The strong growth in revenues for the six months ended June 30, 1995 was due primarily to expansion of distribution channels and product development efforts during 1994, which resulted in a record performance for the Company's core multimedia training products.

  Total revenues for the six months ended June 30, 1995 were positively affected by the increase in sales of multimedia hardware systems. Hardware revenues for the six months ended June 30, 1995 aggregated $2,400,000, which represents an increase of $710,000 or 42% relative to 1994. While hardware sales do not add significantly to the Company's earnings, Management believes that increased hardware sales are an important factor in developing the demand for the Company's off-the-shelf courseware.

  Franchise related revenues (fees and royalties) achieved for the six months ended June 30, 1995 amounted to $304,000. This compares to $55,000 achieved during the first six months of 1994, an increase of $249,000 or 453%. The Company has sold two franchise territories in 1995, with a total of 17 territories sold to date.

  Sales of the Company's linear products (primarily videotape and text-based products), marketed under the label USA Training, amounted to $461,000 for the six months ended June 30, 1995. This represents a decrease of $155,000 or 25% for the comparable period in 1994. The decline in sales of these products is consistent with industry trends. Due to the relative size of ITC's linear products division in comparison to ITC, this decline is not considered significant.

  Cost of sales represented 57.3% and 59.6% of total revenues for the six months ended June 30, 1995 and June 30, 1994, respectively. The relative decrease in cost of sales on a comparative basis is attributable to an increase in the sale of higher margin Company-owned courseware.

  Selling, general and administrative expenses aggregated $3,596,000 for the six months ended June 30, 1995. This compares to expenses of $3,091,000 for the same period in 1994. The increase of $505,000 was due primarily to additional operational, sales and marketing costs. The amount of selling, general and administrative expenses as a percentage of sales has decreased slightly, from 33% to 32% for the six months ended June 30, 1995, relative to the same period in 1994.

  For the six months ended June 30, 1995, income before provision for income taxes totaled $1,231,000, as compared to $670,000 for 1994, an increase over the prior year of $561,000 or 84%. The significant improvement in income before provision for income taxes over 1994 was a result of several factors, including the Company's improved revenue performance, the reduction in royalty expense due to the Company's purchase of the INVOLVE(R) products in February 1995, and the Company's efforts to control costs.

  Net income for the six months ended June 30, 1995 aggregated $726,000 or 28 cents per share, as compared to $402,000 or 17 cents per share during the first six months of 1994. The substantial increase in net income during 1995 was a result of the same factors that contributed to the increases in income before provision for income taxes.

  As a result of the Company's available tax loss carryforwards (as described in Note 9 to the Consolidated Financial Statements included elsewhere herein), the Company has, historically, paid a minimal amount of income taxes. However, as a result of the Company's increasing level of profitability, combined with the restrictions on the utilization of the net operating losses acquired with CI, the Company began to pay a larger amount of income taxes beginning in the second quarter of 1995. These increased levels of tax payments are expected to continue, provided the Company continues to improve its level of profitability.

  Fiscal Year 1994 Compared to Fiscal Year 1993

  Total revenues for 1994 were $22,337,000, representing a 62% increase over the prior year's revenues of $13,812,000. The Company continued to be positively affected by the September 30, 1993 acquisition of CI, its subsidiaries, Comsell and ComSkill, and the related "PC Skills Learning Library." Revenues for 1994 included a full year of CI's results of operations, while 1993 consolidated results of operations included only three months of CI's revenues and expenses. The dramatic improvement in revenues also resulted from increases in demand for nearly all of the Company's products and services. Sales of the Company's off-the-shelf multimedia products, hardware systems, linear training products and ComSkill franchises all increased substantially, while the only area that experienced a decline was the Company's custom services business.

  Revenues from off-the-shelf courseware increased 84% to $15,597,000 in 1994, as compared to revenues of $8,473,000 during 1993. Several factors that contributed to the increase include additional resources and channels being focused on sales and distribution of off-the-shelf courseware, an aggressive product development schedule that resulted in the release of 32 new courses in 1994 and a product marketing strategy that positioned all of the Company's four "Learning Libraries" as a single product family. The Company anticipates that revenues will continue to grow due to the Company's broadened product lines, additional sales and distribution channels, and continued investments in new products and technologies.

  During 1994, sales of hardware systems aggregated $4,353,000, representing a 103% increase from the revenue level achieved in 1993 of $2,149,000. Similar to 1993, in 1994 increases in hardware sales resulted from competitive pricing strategies and the increase in off-the-shelf courseware sales.

  Revenues from custom courseware and consulting services amounted to $2,387,000 in 1994, a decrease of $802,000 or 25% over the corresponding period in 1993. The decline in custom and consulting revenues was the result of the Company's decision to de-emphasize the custom business as an independent endeavor, while focusing only on those custom opportunities that satisfy the needs of the Company's existing customer base.

  Cost of sales represented 61% and 59% of total revenues for the years ended 1994 and 1993, respectively. The relative increase in cost of sales on a comparative basis is attributable to several factors including the significant increase in hardware sales that bear extremely low margins and an increase in sales of third-party and partnership courseware that bear much lower margins than sales of Company-owned courseware. However, for the most part, these increases in cost of sales have been offset by increases in sales of Company-owned courseware and franchise fees. Sales from products owned solely by the Company accounted for 72% and 36% of total multimedia courseware sales in 1994 and 1993, respectively.

  Selling, general and administrative expenses totalled $6,693,000 in 1994, an increase of $1,139,000 or 21% over the corresponding period of 1993. The overall increase in selling, general and administrative expenses was due primarily to the acquisition of CI and expanded operational support for ComSkill. The Company realized substantial savings relative to the independent operations of ITC and CI, as indicated by the decline in selling, general and administrative expenses as a percentage of revenue from 40% in 1993 to 30% in 1994.

  Income before the provision for income taxes aggregated $1,965,000 in 1994. This represents an increase of $1,929,000 over the corresponding result of $36,000 achieved for fiscal 1993. The dramatic increase in income before the provision for income taxes in 1994 resulted from several factors including substantial savings in selling, general and administrative expenses as a result of combining the overhead structures of ITC and CI, substantial increases in sales of off-the-shelf courseware, and sales of new ComSkill franchises.

  Net income for 1994 was $1,160,000, compared to $21,000 in 1993, an increase of $1,139,000. The significant increase in net income for 1994 resulted from the same factors that affected the increase in income before the provision for income taxes.

  Due to the Company's available net operating loss carryforwards, the Company paid minimal taxes during 1994 and 1993. As of December 31, 1994, the Company had available $1,500,000 of net operating loss carryforwards of which $1,400,000 is restricted in use to approximately $245,000 per year, as such net operating loss carryforwards were acquired from CI.

  Quarterly Results

  The following table sets forth certain quarterly financial information. This information is derived from unaudited consolidated financial statements which include, in the opinion of Management, all normal and recurring adjustments which the Company considers necessary for a fair treatment of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                      NET INCOME
                                             NET    GROSS  NET INCOME (LOSS) PER
                                           REVENUES MARGIN   (LOSS)     SHARE
                                           -------- ------ ---------- ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
   1993 QUARTERS
     First................................ $ 2,734  $1,226   $   45     $ .03
     Second...............................   2,498   1,145      (32)     (.02)
     Third................................   3,335   1,211       21       .01
     Fourth...............................   5,245   2,015      (13)     (.01)
                                           -------  ------   ------     -----
       Total.............................. $13,812  $5,597   $   21     $ .01
                                           =======  ======   ======     =====
   1994 QUARTERS
     First................................ $ 4,168  $1,759   $  111     $ .05
     Second...............................   5,266   2,090      290       .12
     Third................................   5,497   2,009      262       .11
     Fourth...............................   7,406   2,850      497       .20
                                           -------  ------   ------     -----
       Total.............................. $22,337  $8,708   $1,160     $ .48
                                           =======  ======   ======     =====
   1995 QUARTERS
     First................................ $ 4,970  $2,177   $  265     $ .10
     Second...............................   6,286   2,626      461       .18
                                           -------  ------   ------     -----
       Total.............................. $11,256  $4,803   $  726     $ .28
                                           =======  ======   ======     =====

  The Company's net revenues have steadily increased on a comparable quarterly basis with the fourth quarter of each year being the Company's strongest. Management believes that the fourth quarter will continue to be the Company's strongest because many of the Company's customers expend a disproportionate share of their annual training budgets during the last quarter of the calendar year. Additionally, gross margin and net income on a quarterly basis are affected by the relative sales mix between courseware and hardware related products.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital at June 30, 1995 was $4,620,000 as compared with $4,095,000 at December 31, 1994. The increase of $525,000 or 13% was due to the strong results of operations of the Company during the first six months of 1995, as described above.

  The Company experienced an increase in cash provided from operations in the first six months of 1995. Operations generated approximately $2,171,000 of cash compared with $1,375,000 for the six month periods ended June 30, 1995 and 1994, respectively. Additionally, in February 1995, the Company incurred $1,320,000 of long-term debt in order to finance the acquisition of the INVOLVE(R) products as described below. The cash flow provided by operations and the proceeds from long-term debt was used primarily as follows: $2,154,000 to fund the Company's product development efforts, $361,000 for certain capital expenditures, $212,000 for principal payments on the Company's long-term debt, and $80,000 for repayment of the Company's revolving line of credit.

  The Company's borrowings against its revolving credit line decreased from $80,000 at December 31, 1994 to zero at June 30, 1995. Subsequent to June 30, 1995, the Company negotiated an increase in the amount available pursuant to its line of credit from $2,000,000 to $2,500,000. Any borrowings under this line of credit will bear interest at prime plus one-half percent.

  Accounts receivable at June 30, 1995 aggregated $7,258,000 due primarily to two factors: the strong revenue performance in the second quarter of 1995 and a $1,713,000 sale to a customer at the end of the second quarter. Although the entire order was shipped and billed prior to June 30, 1995, due to the specific terms of this contract, only $578,000 was recognized as revenue in the second quarter of 1995.

  On February 17, 1995, ITC purchased all right, title and interest in the 51 lessons in the INVOLVE(R) Series. These products, which were developed for ISA by ITC, had previously been sold by the Company under an exclusive third-party sales and marketing agreement. The aggregate purchase price for this transaction was approximately $1,590,000. The price included the forgiveness of a receivable from ISA of approximately $90,000, and purchase of approximately $180,000 of INVOLVE(R) inventory. The Company borrowed $1,000,000 under its available line of credit and paid $500,000 in cash. Subsequently, the Company paid down the line of credit borrowings with the proceeds from a five year term loan in the original principal amount of $1,320,000.

  During 1993, in order to effectuate the acquisition of CI and its subsidiaries, Comsell and ComSkill, the Company exchanged 610,000 shares of its Common Stock for all of the issued and outstanding equity of CI and its affiliates. Additionally, the Company borrowed $971,000 from a bank ($900,000 of which was in the form of a then new five year term loan) in order to refinance an obligation of CI.

                                   BUSINESS

HISTORY

  The Company was founded in 1977 to provide videotape-based technical skills training primarily for the industrial processing and manufacturing marketplace. During the 1980's, the Company converted its training programs from linear-based videotape to interactive multimedia laser video disc in order to utilize emerging computer technologies and to enhance the effectiveness and quality of its training products. In addition to technological enhancements, the Company focused on developing new training courseware and expanding its customer base. In 1985, the Company merged with the International Institute of Applied Technology, a publicly held hardware systems integrator, and began trading on NASDAQ under the symbol ITCC.

  In September 1993, ITC acquired Comsell and ComSkill, the operating subsidiaries of CI. The acquisition of CI brought to ITC an additional product line (the "PC Skills Learning Library") and additional distribution channels, including dealers, distributors and the ComSkill franchise network. In February 1995, the Company purchased INVOLVE(R), an instrumentation learning library, from ISA. This courseware was originally developed by the Company for ISA. Management believes that these acquisitions, in addition to the internal development of the "Technical Skills," "Basic Skills," and "Regulatory Training" learning libraries, and further expansion of the "PC Skills Learning Library," have strategically positioned the Company to meet the evolving and diverse training needs of its customers.

CORPORATE STRATEGY

  The Company's objective is to accelerate its growth and profitability by further penetrating the market for interactive multimedia training and educational courseware. ITC's strategy for achieving this objective is to:

  . Expand product platforms and development efforts;

  . Increase distribution capabilities; and

  . Pursue strategic acquisitions and marketing alliances.

  Expand Product Platforms and Development Efforts. The Company must adapt its products to changing multimedia delivery platforms. The Company currently delivers its "PC Skills" and "Regulatory Training" products in both analog and digital formats, while the "Basic Skills," "Technical Skills," and "Instrumentation Training" programs are offered only in analog laser video disc format. Recently, the Company accelerated its conversion efforts for release of these products in a digital format, because the Company regards digital delivery, including the use of CD-ROM, as the future of the industry, although laser video disc remains today's standard of performance and reliability.

  As the market for interactive multimedia training expands, customers can be expected to analyze and demand more performance features and benefits such as portability and networking. In addition to improving ITC's current product features (such as customization capabilities, administration and record keeping), ITC anticipates investing in and developing new elements of multimedia to further increase performance. See "Risk Factors -- Dependence on Product Development, -- Changing Technologies and -- Intellectual Property."

  Increase Distribution Capabilities. The Company seeks to expand its United States and international distribution channels, including direct sales, dealers, distributors and franchises. Management anticipates hiring additional persons to support the Company's direct sales efforts and to continue to expand reseller channels. This effort is intended to result in a more focused approach to the customer.

  As the market for technology-based training continues to develop, ITC intends to increase its efforts to distinguish its products from competitive products and services. As a result, the Company intends to hire additional marketing specialists to further develop the Company's corporate, library, and product marketing strategies in support of the Company's sales and distribution efforts. See "Risk Factors -- Developing Market and --
 Distribution."

  Pursue Strategic Acquisitions and Marketing Alliances. The Company intends to broaden and expand its range of training products by acquiring companies or products and, potentially, entering into marketing alliances with developers of compatible products. The acquisitions of CI and of the "INVOLVE(R) Instrumentation Learning Library" reflect the Company's commitment to this strategy. The Company intends to use a portion of the net proceeds realized from the Offering to fund the Company's acquisition strategy. There can be no assurance that the Company will locate suitable acquisition candidates or consummate acquisitions on terms favorable to the Company. See "Risk
Factors -- Acquisitions."

  In certain product areas, such as "PC Skills," the Company intends to enter into development and marketing alliances with key software applications developers to assist in the production of ITC training programs. The Company believes that these alliances might provide a number of competitive advantages, including access to partners' product development plans, source material and distribution channels. To date, the Company has not entered into any marketing alliances with key software applications developers. There can be no assurance that the Company will enter into marketing alliances with any software applications developers.

INDUSTRY OVERVIEW

  The proliferation of personal computers throughout organizations and the increase in multimedia capabilities of computers are two factors driving the demand for interactive training and educational courseware. According to Training Magazine, the domestic market for off-the-shelf and custom training products, outside services and hardware increased from $6.2 billion in 1991 to $7.0 billion in 1994. Training Magazine also estimates that the total domestic market for corporate training (including training staff salaries and expenditures for seminars) increased from $43.2 billion in 1991 to $50.6 billion in 1994. Training Magazine reports that 46% of companies utilized computer-based training in 1994.

  Management believes that the demand for its products and services is being driven by (i) an increasingly competitive environment in which businesses seek to improve efficiency and productivity through a more skilled workforce; (ii) corporate downsizing, resulting in increased training requirements for employees who perform multiple job tasks; (iii) the significant increase in the use of computers throughout all levels of organizations, increasing the number of employees who need training; and (iv) the continuous introduction and evolution of computer technologies, contributing to the need for continuing education and training. Moreover, International Data Corporation ("IDC") has concluded that technology-based applications are extremely effective methods of communicating instructional information to learners. Studies by IDC indicate that the time required for instruction is reduced measurably by using interactive technologies in a training environment, and that comprehension and retention rates are improved appreciably as well.

  The foregoing industry trends suggest the potential demand for certain of ITC's specific product libraries. For example, growth in the "PC Skills" training market is being fueled by the expanded use of personal computers. The demand for "Regulatory Training" has already increased due to new Federal government mandated training for Occupational Safety and Health Act ("OSHA") regulations and other safety related issues. Demand for the Company's "Technical Skills" and "Instrumentation Training" programs also has increased because of both an increasingly competitive operating environment and the restructuring and downsizing of corporate America that, together, drive the need for more efficient cross-trained employees. ITC's management believes that the Company is well positioned to capitalize on both the increases in the overall training market and the transition to technology-based learning solutions. See "Risk Factors -- Developing Market, -- Changing Technologies and -- Competition."

PRODUCTS AND SERVICES

  ITC is a full-service training company specializing in the development, production, marketing and sale of both off-the-shelf and custom interactive multimedia training courseware for corporate, educational and governmental organizations. The Company offers in excess of 200 titles in its ACTIV(R) learning libraries, and 300 videotape programs. ITC's courseware employs the power of full-screen, full-motion video on a PC platform.

These courses combine high quality video and sound with the PC's capabilities for graphics and automatic recordkeeping.

  Although the analog laser video disc system remains today's standard for quality multimedia, the Company recognizes the importance of emerging digital technologies. ITC has begun the process of converting its courseware to digital-based CD-ROM platforms. Currently ITC's "Regulatory Training" and "PC Skills" learning libraries are available in both MPEG and DVI digital formats, while "Basic Skills," "Technical Skills" and "Instrumentation Training" are in the process of being converted to MPEG. The Company expects the conversion to expand the possibilities for portability and networking.

  The vast majority of ITC's products are interactive multimedia programs; however, the Company does market, sell and distribute certain linear training products (primarily videotape and text-based) through its USA Training division.

  Along with its products, the Company offers a variety of services to support the customer's training programs. ITC works with each customer to determine technological requirements and appropriate courseware. If desired, certain courses can be customized to meet customer needs. Upon request, ITC personnel handle the on-site installation of hardware and courseware. Customer assurance representatives respond promptly to customer inquiries received during and after business hours. The Company believes that its training solutions may command a premium price relative to other technology-based training programs.

  ACTIV(R) Learning Libraries

  The ACTIV(R) "PC SKILLS LEARNING LIBRARY" provides a powerful, yet flexible, approach to understanding personal computers while unlocking the productivity power of today's new software tools. This ACTIV(R) learning library includes introductory courses on PCs, Windows(R) software applications, including Microsoft(R), Lotus(R), and WordPerfect(R) products, as well as several programs on DOS-based applications.

  The ACTIV(R) "REGULATORY TRAINING LEARNING LIBRARY" addresses many of the OSHA, Environmental Protection Agency and Department of Transportation regulations. Titles include "Confined Space Entry," "Transport of Hazardous Material," "Lockout/Tagout," "Environmental Awareness," "Powered Industrial Vehicles," and "Bloodborne Pathogens." ITC's ACTIV(R) regulatory courses provide broad regulatory training coverage and updates for regulatory changes.

  The ACTIV(R) "TECHNICAL SKILLS LEARNING LIBRARY" is designed to increase technical competency. These uniquely customizable courses use "real world" workplace situations and terminology, providing a practical atmosphere for the learner. The ACTIV(R) "Technical Skills Learning Library" offers nearly 100 courses that address specific technical training needs in the areas of fundamentals, quality, safety, mechanical and electrical/electronics.

  The ACTIV(R) "INVOLVE(R) INSTRUMENTATION LEARNING LIBRARY" offers "Technical Skills" courses relating to instrumentation topics. Developed by ITC in association with ISA, the 51 customizable courses comprising the library communicate complex instrument, multi-craft and process operations. Lessons are available on every level from the basic principles of process control to the hands-on skills necessary to keep a process running.

  The ACTIV(R) "INVOLVE(R) INSTRUMENTATION LEARNING LIBRARY" includes broad training topics ranging from distributed control to instrument calibration and from troubleshooting to industrial measurement.

  The ACTIV(R) "BASIC SKILLS LEARNING LIBRARY" provides students with a working understanding of math, reading, writing and interpersonal skills. The courses can be customized to highlight situations that may be encountered by employees on the job.

  ACTIV(R) Administration System

  The Company's proprietary ACTIV(R) Administration System offers customers a method of managing, reporting and tracking their employees' individual and group training data and progress when training with ITC's ACTIV(R) programs.

  Hardware

  The Company sells personal computers and related multimedia hardware products to customers who require hardware to implement training programs. In addition to being an authorized IBM Industry Remarketer and a Value Added Reseller, the Company utilizes the products of Compaq, Gateway and other computer hardware manufacturers. Such hardware is integrated with ITC's ACTIV(R) courseware to provide a full-service solution to the training needs of ITC's clients.

  All materials used in the Company's products are available from numerous sources of supply. The Company does not foresee any shortage of such materials. Further, ITC does not believe that the loss of any single supplier would have a material adverse effect on the Company taken as a whole.

PRODUCT DEVELOPMENT

  The Company has made substantial investments in product development. ITC products are developed both internally and with third-party contractors. After a subject has been researched and identified for product development, the first step in developing a new training program is to develop a working knowledge of the underlying content by consulting subject matter experts, existing courses, and product reference materials. The Company then writes a program script, which covers all of the relevant concepts, tasks to be completed, interactive features and tests to measure achievement and to reinforce the lesson. During and after development of a script, the Company's developers, programmers, video directors, and graphic designers simultaneously plan and develop the course's performance characteristics and video graphics. The final script and graphics are integrated into a single file. Video and audio are recorded onto a master videotape which is subsequently mastered as a laser video disc and a CD-ROM. The workbook is finalized and printed, then course diskettes are prepared. The program is then tested to ensure that each course delivers the desired education and training. After testing is complete, the product is released for sale.

  The Company performs most of its own courseware development activities and retains control over course development performed by outside developers and subcontractors. All deliverables produced by outside developers or subcontractors remain the Company's property.

  Expenditures for product development were $969,870 in fiscal year 1993, $1,543,128 in fiscal year 1994, and $755,576 for the six month period ended June 30, 1995 (excluding the INVOLVE(R) product purchase of $1,398,507). See "Risk Factors -- Dependence on Product Development," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SALES, MARKETING AND CUSTOMER SUPPORT

  Distribution of the Company's products is managed through a number of channels. Primarily, the Company employs a direct sales force that is responsible for sales of the Company's interactive multimedia products throughout North America. The Company also markets its products through dealers, distributors and, in the case of the ACTIV(R) "PC Skills Learning Library," its ComSkill franchisees. In foreign markets, with the exception of Canada, the Company markets its products through dealers and distributors.

  Direct Sales

  The Company's direct sales force and support organization is responsible for the distribution of ITC's interactive multimedia products throughout North America, with the exception of those territories that have been sold to ComSkill franchisees as exclusive territories for distribution of the ACTIV(R) "PC Skills Learning Library." The efforts of the direct sales and support personnel accounted for approximately 84% of the Company's multimedia revenues in 1994. At June 30, 1995, ITC employed fifteen direct sales people responsible for generating new customer sales and eight customer service representatives providing ongoing support for the Company's existing customer base. In addition, the Company employs an internal sales staff to assist the direct sales force and customer service representatives. With the exception of Canada, the Company does not have a direct sales employee presence in international markets.

  The Company develops direct sales contacts from many sources. The Company has established a presence at many of the training industry's national and regional trade shows. Trade shows permit the Company to promote and enhance its image as a leading publisher and distributor of self-directed training programs and to initiate customer contacts, which are followed by a direct salesperson or customer service representative communication. The Company also contacts potential clients referred by existing customers.

  Indirect Sales

  The Company also distributes its products through a variety of indirect sales channels, which include dealers, distributors and franchisees. The indirect sales channels generated 16% of the Company's revenues in 1994. The Company believes that utilizing indirect sales channels offers the Company additional opportunities to broaden its customer base. By having the Company's dealers, distributors and franchisees establish their own presence in local markets, ITC accesses customers in some markets that could not be targeted as cost-effectively by the Company's direct sales force. The Company currently utilizes approximately twelve dealers and distributors in foreign markets, excluding Canada.

  The franchises sold through ITC's ComSkill subsidiary employ their own direct sales personnel to market and sell ITC's products throughout their protected territories. ComSkill franchises have exclusive rights to sell "PC Skills" products and nonexclusive rights to sell other ITC products. In connection with the Company's strategy to expand distribution channels, ITC intends to explore relationships with additional prospective resellers of its courseware.

  ComSkill Franchises

  ComSkill offers and sells franchises to independent operators or franchisees throughout the United States and Canada for the sale and distribution of ITC "PC Skills" courseware and the operation of personal computer multimedia learning centers within exclusive territories. Under the terms of the franchise agreements, the franchisees have the right to resell and lease "PC Skills" courseware to third parties. Territories are based on IDC's statistical survey of personal computer distribution in each of the top 150 Metropolitan Statistical areas in the United States as of January 1, 1993, and on county and postal zip codes. All franchise agreements are for a ten year term, with eligibility for renewal for an additional ten years, subject to certain terms and conditions. Franchisees are also granted the right to use the trademark "ComSkill" with logo, registered with the U.S. Patent and Trademark Office on January 3, 1995, Registration No. 1,871,652. ComSkill currently has seventeen territories established.

  Customer Support

  The Company provides customer support in several ways. First, each sale is based upon an analysis of the customer's training needs. Second, ITC offers "1-800" telephone support to its customers during normal business hours. Third, the Company solicits feedback from new and existing customers regarding service improvements and requests for new products.

CUSTOMERS

  ITC's ACTIV(R) courseware has been purchased by over 5,000 companies, including many Fortune 1,000 companies, and other major organizations. These organizations span a wide range of industries including industrial processing and manufacturing, telecommunications, utilities, government and education. The following table lists certain of the Company's customers within each of the identified industries. The organizations listed below (or their affiliates) represent some of the customers that have purchased in excess of $100,000 of products from the Company since January 1, 1994.

     PROCESS/MFG.     TELECOMMUNICATIONS    UTILITIES       GOVERNMENT       EDUCATION       OTHER
   -----------------  ------------------- -------------- ----------------- ------------- --------------
   Martin Marietta    BellSouth           Carolina Power Administrative    DeKalb County Talent Tree
   Utility Services,  Telecommunications, and Lighting   Offices of the    (GA) Board of Personnel
   Inc.               Inc.                Company        U.S. Courts       Education     Services
   Ford Motor         NYNEX               Illinois Power Navy Public                     CSX
   Company                                Company        Works Center                    Transportation
   General Electric                       The Southern   Health Canada                   Excel
   Company                                Companies                                      Corporation
   North Star Steel                       PEPCO          Revenue Canada                  First Union
   Company                                                                               National Bank
                                                                                         of North
   Anheuser-Busch                                        Statistics Canada               Carolina, N.A.


  No customer accounted for more than 7% of revenues in 1994. Less than 10% of the Company's 1994 revenues were derived from foreign sales.

INTELLECTUAL PROPERTY

  The Company considers its training programs to be proprietary and relies on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. Certain of the Company's "Basic Skills" and "Technical Skills" products are owned by limited partnerships in which the Company acts as a general partner and, in some cases, the Company also participates as a limited partner.

  The Company is the owner of certain trademarks and service marks filed in the United States Patent and Trademark Office:

  ACTIV, Reg. No. 1,542,258, expiring June 6, 2009

  ACTIV (with logo), Reg. No. 1,541,251, expiring May 30, 2009

  ITC (with logo), Reg. No. 1,456,363, expiring September 8, 2007

  ITC, Reg. No. 1,483,827, expiring April 5, 2008

  ComSkill (with logo), Reg. No. 1,871,652, expiring January 3, 2001

  INVOLVE, Reg. No. 1,655,283 (originally registered in the name of Instrument Society of America and assigned to the Company by assignment dated March 13, 1995 and filed in the United States Patent and Trademark Office), expiring September 1996.

The Company's trademarks and service marks are eligible for renewal at the time of their expiration and may be maintained indefinitely by the Company, provided the Company is still using the trademark or service mark and fulfills the United States Patent and Trademark Office's filing requirements.

  Additionally, the Company has filed trademark applications for the trademarks "Enginuity" (one for products and another for services) and "USA Training," which applications are currently pending in the United States Patent and Trademark Office. See "Risk Factors -- Intellectual Property."

COMPETITION

  There are many companies engaged in the business of providing training and instructional materials. These companies include providers of traditional instructor-led training, multimedia developers and sellers, textbook publishers, manufacturers of videotapes, training films and others, all of which compete for available training funds. At present, there are also several providers of interactive multimedia training products. Management believes that the number of companies providing interactive multimedia training products will continue to increase in the future. Some of these companies are larger and have greater resources than ITC, while others offer only specialized training materials. Management believes that its five "Learning Libraries" offer the broadest array of interactive multimedia training products and services available. See "Risk Factors -- Competition."

EMPLOYEES

  At June 30, 1995, the Company and its subsidiaries employed a total of 78 people, all of whom are full-time. The Company utilizes free-lance and temporary personnel who are familiar with ITC's development and production process to support increased personnel requirements that arise from time to time. The Company is not a party to any collective bargaining agreements, and believes that relations with its employees are good.

FACILITIES

  The Company currently occupies 28,431 square feet of office, warehouse and production space in a commercial building located at 13515 Dulles Technology Drive, Herndon, Virginia. The lease expires in June of 1999. Further, the Company occupies approximately 6,450 square feet of office space in a commercial building located at One Buckhead Plaza, Suite 1500, 3060 Peachtree Road, Atlanta, Georgia. This lease expires in January of 1996. All facilities are in good condition and are adequate for the Company's use.

LEGAL PROCEEDINGS

  The Company is not a party to, nor is any of its property the subject of, any material pending legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Directors and Executive Officers of the Company are as follows:

NAME                                  AGE TITLE
----                                  --- -----
James H. Walton......................  62 Chairman of the Board, President and
                                           Chief Executive Officer
Gerald H. Kaiz.......................  56 Vice Chairman of the Board, Executive
                                           Vice President and Secretary
Steven L. Roden......................  45 Director, Executive Vice President and
                                           Chief Executive Officer of ComSkill
Elaine H. Babcock....................  38 Senior Vice President of Sales
Philip J. Facchina...................  33 Vice President, Treasurer and Chief
                                           Financial Officer
Elizabeth E. Tomaszewicz.............  49 Vice President, President of ComSkill
Robert F. VanStry....................  45 Vice President
Thomas M. Balderston.................  39 Director
Daniel R. Bannister..................  65 Director
John D. Sanders......................  57 Director
Richard E. Thomas....................  68 Director

  James H. Walton is Chairman of the Board, President and Chief Executive Officer of ITC. Mr. Walton has been a director and officer of ITC since 1977. Prior to the founding of ITC in 1977, he was responsible for audiovisual production at NUS Corporation, an engineering and consulting firm (1973-1977). Mr. Walton holds a B.S. and M.A. from the University of Nebraska.

  Gerald H. Kaiz is Vice Chairman of the Board, Executive Vice President and Secretary of ITC. Mr. Kaiz has been a director and officer of ITC since 1977. Prior to the founding of ITC, Mr. Kaiz was Manager of Training Consulting for NUS Corporation (1967-1977). Mr. Kaiz holds a B.S. in Physics and an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

  Steven L. Roden, a director since 1993, is Chief Executive Officer of ComSkill and Executive Vice President of ITC. Mr. Roden served as President and Chief Executive Officer of Comsell from 1987 until its liquidation into ITC in January 1995. Prior to joining Comsell, he was President of Digital Controls Video, Inc., Vice President of Coloney, Inc., and Vice President of First Florida Bank Corp. Mr. Roden holds an M.B.A. in Finance and Marketing and a B.S. from Florida State University.

  Elaine H. Babcock is Senior Vice President of Sales of ITC. In this capacity, she is responsible for all distribution of off-the-shelf product sales of the Company and its affiliates in North America, with the exception of sales through the ComSkill franchise network. Prior to January 1994, Ms. Babcock used her sales and management expertise to build ITC's Custom Services Department. Ms. Babcock joined the Company in 1978 as a Video Production Specialist with a Communications degree from the University of Maryland.

  Philip J. Facchina is Vice President, Treasurer and Chief Financial Officer of ITC. Prior to joining ITC in October 1992, Mr. Facchina served as Treasurer and Chief Financial Officer of Facchina Construction Company, Inc. Prior to then, Mr. Facchina served as Vice President of Finance and Administration for
E. C. Ernst, Inc. He is a former audit manager of Arthur Young & Company (now Ernst & Young LLP). Mr. Facchina holds an M.B.A. from the University of Pennsylvania's Wharton Business School and a B.S. in Accounting from the University of Maryland, and is a C.P.A.

  Elizabeth E. Tomaszewicz is a Vice President of ITC and President of ComSkill. Prior to joining the Company, Ms. Tomaszewicz served as Senior Vice President of Sales and Marketing of TRO Learning, Inc. ("TRO") from 1989 to 1993. Prior to TRO, she served as Executive Vice President, Marketing and Field Operations of Applied Learning International, Inc. Ms. Tomaszewicz holds a B.S. from the University of Massachusetts.

  Robert F. VanStry is a Vice President of ITC. Mr. VanStry joined the Company in May 1978 as Senior Training Associate and subsequently fulfilled the responsibilities of Manager of Engineering Projects, Manager of Project Development, and Vice President of Training Services.

  Thomas M. Balderston, a director since 1993, has been a partner of TDH, a venture capital fund group, from 1985 to present. He is also director of Actronics, Inc. Prior to TDH, he was Assistant Vice President of Middle Market Lending for the Bank of Boston. Mr. Balderston holds an M.B.A. from the Anderson School of Management at UCLA and a B.A. from Williams College.

  Daniel R. Bannister, a director since 1988, has been President and Chief Executive Officer of DynCorp, a leading professional and technical services firm, since 1985. He was Executive Vice President and Senior Vice President of its Technical Services Group from 1983 to 1984.

  John D. Sanders, a director since 1977, is Chairman and Chief Executive Officer of Tech News Inc., publishers of Washington Technology newspaper. He holds a B.E.E. from the University of Louisville, Kentucky, and an M.S. and Ph.D. in Electrical Engineering from Carnegie Mellon University. In addition, Mr. Sanders is a registered representative (inactive) with Wachtel & Co., Inc. Mr. Sanders is a member of the Board of Directors of the following public companies: Daedalus Enterprises, Inc., an electronics specialty consultant; Information Analysis, Inc., a supplier of computer software services; and Data Measurement Corporation, a manufacturer of specialized measuring equipment.

  Richard E. Thomas, a director since 1982, was Chairman of the Board, President and Chief Executive Officer of Radiation Systems, Inc., a communications systems manufacturer, from 1978 until 1994, at which time Radiation Systems, Inc. was merged into COMSAT Corporation and Mr. Thomas became the President of COMSAT RSI.

  The Company has three classes of directors. Each class serves staggered terms of three years in duration. The terms of Messrs. Balderston, Roden, and Walton are due to expire in 1997. The terms of Messrs. Bannister and Kaiz are due to expire in 1996. The terms of Messrs. Sanders and Thomas are due to expire in 1998. Directors are elected by a plurality of the votes cast at the Company's annual meeting of shareholders. Directors who are employees of the Company receive no extra compensation for serving as directors. Non-employee directors are paid $1,500 per quarter and $250 per meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

  Compensation Committee. The Board of Directors has a three-member Compensation Committee, the members of which are outside directors. Messrs. Thomas, Sanders and Bannister serve on this Committee. The Committee recommends salaries and other compensation of the executive officers of the Company for action by the entire Board.

  Audit Committee. The Board of Directors also has established an Audit Committee which is comprised of the same outside directors as the Compensation Committee. The Audit Committee acts in an oversight capacity to review quarterly and year-end financial processes, and meets with the Company's auditors to review their reports and recommendations.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with its executive officers. The agreements are generally subject to termination upon (i) death (with certain individuals' beneficiaries receiving up to $5,000 in death benefits); (ii) disability; or (iii) upon 45-60 days notice (depending upon the individuals) by the Company. The agreements provide for 34 months of severance pay to Messrs. Walton and Kaiz, twelve months of severance pay to Messrs. Facchina and Roden and Ms. Tomaszewicz, and ten months of severance pay to Ms. Babcock and Mr. VanStry (with certain exceptions for liquidation other than in connection with the transfer of all Company assets to another entity as in a merger or consolidation). The agreements with Ms. Babcock, Ms. Tomaszewicz and Mr. Facchina specify that upon certain changes of control, Ms. Babcock and Ms. Tomaszewicz would receive twelve months salary as severance pay if they are terminated or voluntarily leave within one year of the effective date of such an occurrence and Mr. Facchina would receive 24 months salary as severance pay upon a change of control.

  In addition to base salary, each officer is eligible to receive salary increases, bonuses, stock option grants, pension and profit sharing arrangements and other employee benefits that may from time to time be awarded or made available. Messrs. Walton and Kaiz are required to give the Company twelve months notice of resignation, while the other executive officers must provide from 45-120 days notice. During the notice period, all officers receive salary. The agreements also provide for certain paid sick or disability leave and reimbursement of certain other medical expenses not covered by the Company's group insurance. See "Risk Factors -- Dependence on and Need for Key Personnel."

EXECUTIVE COMPENSATION

  The following information is being furnished with respect to the Company's compensation of its Chief Executive Officer ("CEO") and its executive officers whose annual salary and bonus exceeded $100,000 for the most recent fiscal year, for services rendered to the Company during each of the last three completed fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                        ANNUAL COMPENSATION              COMPENSATION
                                              ------------------------------------------ ------------
                                                                                          SECURITIES
                                                                                          UNDERLYING
NAME AND PRINCIPAL                                                       OTHER ANNUAL      OPTIONS
POSITION                                 YEAR SALARY($)   BONUS($)(B) COMPENSATION($)(C)  GRANTED(#)
------------------                       ---- ---------   ----------- ------------------ ------------
James H. Walton.......................   1994  133,183      80,000          13,470               0
 President & CEO                         1993  132,088           0          10,455               0
                                         1992  117,808      48,000          11,713           2,000

Gerald H. Kaiz........................   1994  112,332      30,000          11,858               0
 Executive Vice President & Secretary    1993  117,783           0           9,220               0
                                         1992  109,965      10,000          10,998               0

Steven L. Roden.......................   1994  120,609      45,000          12,930               0
 Executive Vice President of ITC &       1993   29,800(a)        0           2,503          30,000
 CEO of ComSkill                         1992        0           0               0               0

Elaine H. Babcock.....................   1994   86,770      37,500           9,150          30,000
 Senior Vice President                   1993   80,233           0           6,688               0
                                         1992   72,106      10,000           7,469               0

Philip J. Facchina....................   1994   87,366      60,000          23,460(d)            0
 Vice President, Chief                   1993   72,852           0          28,906(d)       15,000
 Financial Officer & Treasurer           1992   11,181       5,000               0           9,000

Robert F. VanStry.....................   1994   90,623      30,000           8,078               0
 Vice President                          1993   75,670           0           6,166               0
                                         1992   71,595       7,875           7,469               0

--------

(a) Mr. Roden was hired by the Company as of September 30, 1993, the date of the CI acquisition. Salary compensation represents amounts paid by the Company to Mr. Roden after the acquisition of CI.
(b) Bonus compensation represents amounts paid to the executive pursuant to the Company's Incentive Compensation Plan for the year earned.
(c) Represents the fair market value of shares allocated pursuant to the Company's Employee Stock Ownership Plan.
(d) Includes amounts paid by Company for certain education related expenses.

OPTION GRANTS AND POTENTIAL REALIZABLE VALUES

  Ms. Babcock received options to purchase 30,000 shares during 1994. Messrs. Walton and Facchina received options to purchase 50,000 shares and 25,000 shares, respectively, during the first quarter of 1995.

OPTION EXERCISES AND VALUES FOR 1994

  The following table sets forth, as to each of the named executive officers, information with respect to option exercises during 1994 and the status of their options on December 31, 1994.

                                                    NUMBER OF      VALUE OF UNEXERCISED
                                               UNEXERCISED OPTIONS IN-THE-MONEY OPTIONS
                                                    AT FISCAL        AT FISCAL YEAR-
                            SHARES     VALUE      YEAR-END (#)           END ($)
                         ACQUIRED ON  REALIZED  EXERCISABLE (E)/     EXERCISABLE(E)/
NAME                     EXERCISE (#)   ($)     UNEXERCISABLE (U)   UNEXERCISABLE (U)
----                     ------------ -------- ------------------- --------------------
James H. Walton.........      --         --          28,000(E)            74,674(E)
Gerald H. Kaiz..........      --         --          26,000(E)            63,674(E)
Steven L. Roden.........      --         --          10,000(E)            55,000(E)
                                                     20,000(U)           110,000(U)
Elaine H. Babcock.......      --         --          13,000(E)            33,125(E)
                                                     30,000(U)                 0(U)
Philip J. Facchina......      --         --          10,000(E)            57,500(E)
                                                     14,000(U)            85,000(U)
Robert F. VanStry.......      --         --          13,000(E)            32,125(E)

STOCK OPTIONS AND WARRANTS

  At June 30, 1995, the Company had outstanding options to purchase Common Stock under three separate incentive stock option plans. Two plans, the 1992 Director Incentive Stock Option Plan and the 1992 Key Employee Incentive Stock Option Plan, were adopted by the Board of Directors and approved by the shareholders during 1992. These plans effectively have replaced the Company's 1982 Incentive Stock Option Plan that expired in 1992.

  Pursuant to the 1982 Incentive Stock Option Plan, at June 30, 1995, there were 72,000 options outstanding at exercise prices ranging from $2.00 to $3.16. This plan has no additional options available for grant. Options exercisable at June 30, 1995 expire as follows: 48,000 in 1995 and 24,000 in 1996.

  Pursuant to the 1992 Key Employee Incentive Stock Option Plan, at June 30, 1995, there were 94,000 options outstanding at exercise prices ranging from $4.13 to $6.75, and 20,500 options were available for additional grants. Options outstanding at June 30, 1995 expire as follows: 2,000 in 1996 and 92,000 in 1997 through 2002. Options for 34,000 shares were exercisable at June 30, 1995.

  Pursuant to the 1992 Director Incentive Stock Option Plan, at June 30, 1995, there were 6,000 options outstanding at an exercise price of $5.00, and 29,000 options were available for additional grants. All 6,000 of these options were exercisable at June 30, 1995 and expire in 1997. All options granted pursuant to this plan are nonqualified.

  From time to time, the Company has granted other nonqualified options to certain individuals. At June 30, 1995, there were 120,000 of these options outstanding at exercise prices ranging from $2.13 to $7.50. Options outstanding at June 30, 1995 expire as follows: 9,000 in 1995, 6,000 in 1996, and 105,000 in 1999 through 2001. Options for 90,000 shares were exercisable at June 30, 1995.

  In connection with a 1987 $1,275,000 debenture financing, the Company entered into warrant agreements with certain investment advisors. Pursuant to the warrant agreements, these advisors may purchase up to 7,286 shares (14,572 shares adjusted for the 1992 stock split) of the Company's Common Stock at an original purchase price of $7.00 per share ($3.50 per share as adjusted for the 1992 stock split). Such purchase must occur in increments of 1,000 shares or more. The warrant agreements expire July 31, 1998 and are transferrable only once.

The warrant agreements grant the holders certain "piggyback" registration rights only if the Company registers shares represented by other outstanding warrants or options. The Company has no current plans to register for sale any shares underlying outstanding warrants or options.

INCENTIVE COMPENSATION PLAN

  Historically, the Company has adopted an Incentive Compensation Plan ("ICP") for each fiscal year, designed to provide additional incentive to the Company's officers to achieve the growth and profitability goals of the Company. The maximum compensation payable under the ICP is determined by the Board of Directors at the beginning of each fiscal year and no payments are made under the ICP in the event that the targeted revenues and net income for ITC, as set forth in the ICP, are not achieved. Payments to the participants in the ICP are based upon the participant achieving targeted revenues, or in the case of those officers with both revenue and net income responsibilities, achieving both targeted revenues and targeted net income. Payments made under the ICP are calculated at the end of each fiscal year and are paid to the eligible participants within fifteen days after completion of the annual audit of the Company's financial statements and the Company's filing of its Annual Report on Form 10-KSB with the Commission.

EMPLOYEE STOCK OWNERSHIP PLAN

  Effective January 1, 1992, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all employees. The purpose of the ESOP is to enable participating employees to share in the growth of the Company. The ESOP requires that the greater of 33,334 shares or the amount of shares equal to five percent of total compensation of eligible employees be allocated to employee accounts annually. Each participating employee is allocated shares based upon his or her relative annual compensation. The shares vest over time and are fully vested when an employee has six years of service with the Company. The ESOP does not require any monetary contribution from the participating employee, but has a minimum eligibility requirement of 1,000 hours of service in any plan year.

  The ESOP is administered by three Trustees who are subject to the terms and conditions of a separate trust agreement which specifies their duties.

  Each ESOP participant is eligible for distribution of benefits no later than the 60th day after the close of the plan year in which any of the following events occur: (i) the participant attains the age of 65; (ii) the occurrence of the tenth anniversary in which the participant commenced participation in the plan; or (iii) the participant terminates his service with the Company.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

  The Company's Restated Bylaws provide that in the absence of fraud or bad faith, the Company will indemnify its directors and officers to the full extent authorized by Maryland law against all liability and expenses actually and reasonably incurred in connection with or resulting from any action, suit or proceeding in which such person becomes involved by reason of having been an officer or director of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

  There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  As a result of the Company's 1993 acquisition of CI and its subsidiaries, Comsell and ComSkill, all of the issued and outstanding equity securities of CI were converted into the Company's Common Stock (the "Conversion"). In connection with the Conversion, a total of 610,000 shares of ITC Common Stock ("Conversion Shares") were issued to fifteen persons, including the Selling Shareholders. Mr. Roden received 63,811 shares of ITC Common Stock. TDH II Limited ("TDH"), of which Mr. Balderston is a partner, received 432,911 shares of ITC Common Stock in exchange for its equity interest in CI, and an additional 10,000 shares of ITC Common Stock for certain consulting services related to the transaction. ITC issued 113,278 shares of its Common Stock to CI's other shareholders in the CI acquisition. The Conversion Shares and the 10,000 additional shares issued to TDH are subject to certain resale restrictions under Rule 144 promulgated under the Securities Act. To the extent that these shares are not sold in this Offering, they will begin to become eligible for future sale, subject to the limitations of Rule 144, commencing in October 1995.

  Piggyback Registration Rights

  As part of the acquisition of CI, the Company granted certain "piggyback" registration rights to the holders of Conversion Shares. Under the Agreement and Plan of Merger, dated September 30, 1993, between CI and ITC (the "Merger Agreement"), ITC must, upon request, include former CI shareholders' Conversion Shares in any registration statement that ITC files with the Commission relating to a public offering of ITC Common Stock. Such "piggyback" rights are conditioned upon inclusion of Conversion Shares in the offering by the managing underwriter for the offering. Notwithstanding such "piggyback" rights, the Company retains control over all actions regarding a registration statement. The holders of Conversion Shares bear a proportionate amount of any underwriting discounts for their participation in the "piggyback" offering, and any expenses incurred by legal counsel retained by holders of Conversion Shares. The "piggyback" rights of holders of Conversion Shares expire on September 30, 1996.

  Demand Registration Rights

  Under the terms of the Merger Agreement, the Company granted to the holders of Conversion Shares a one-time demand registration right to register the Conversion Shares for sale. This one-time demand registration right may only be exercised upon request by a "Forty Percent Holder," defined as any holder of forty percent of the Conversion Shares, or a group of persons acting together to hold forty percent of the Conversion Shares. Given the distribution of stock in the Conversion, the registration rights may be exercised only if TDH elects to make such a demand. The demand rights expire in October 1997. TDH has agreed not to exercise the demand registration right for a period of 360 days after the Offering and will not offer, sell or otherwise dispose of the Company's Common Stock for 180 days after the Offering. See "Underwriting."

                            PRINCIPAL SHAREHOLDERS

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information as to the beneficial ownership of each person known to the Company to own more than 5% of the outstanding Common Stock, directors, named executive officers, and directors and officers as a group, as of September 28, 1995.

                                            SHARES            SHARES
                                         BENEFICIALLY      BENEFICIALLY
                                        OWNED PRIOR TO      OWNED AFTER
                                         THE OFFERING    THE OFFERING(/1/)
                                       ----------------- ----------------------
NAME OF BENEFICIAL OWNER                NUMBER   PERCENT  NUMBER        PERCENT
------------------------               --------- ------- ---------      -------
Thomas M. Balderston(/2/).............   442,911  16.6%    290,843(/3/)   8.2%
 One Rosemont Business Campus, Suite
 301
 919 Conestoga Road
 Rosemont, PA 19010
Gruber & McBaine Capital Management,
 Inc.(/4/)............................   175,450   6.6%    175,450        5.0%
 50 Osgood Place
 San Francisco, CA 94133
James H. Walton(/5/)..................   243,299   9.1%    243,299        6.9%
 5213 N. 23rd Road
 Arlington, VA 22207
Gerald H. Kaiz(/6/)...................   175,714   6.6%    175,714        5.0%
 14406 Nadine Drive
 Rockville, MD 20853
Steven L. Roden(/7/)..................    86,062   3.2%     73,300(/8/)   2.1%
 305 Glenn Lake Drive
 Atlanta, GA 30327
John D. Sanders.......................    30,550   1.1%     30,550        0.9%
 4600 N. 26th Street
 Arlington, VA 22207
Richard E. Thomas.....................    18,870   0.7%     18,870        0.5%
 8207 Light Horse Court
 Annandale, VA 22003
Daniel R. Bannister...................     9,000   0.3%      9,000        0.3%
 8414 Brookwood Court
 McLean, VA 22102-1749
Elaine H. Babcock(/9/)................    17,977   0.7%     17,977        0.5%
 16 Bogastow Circle
 Millis, MA 02054
Philip J. Facchina(/10/)..............    37,489   1.7%     37,489        1.3%
 8428 Boss Street
 Vienna, VA 22182
Robert F. VanStry(/11/)...............    16,644   0.6%     16,644        0.5%
 3157 Kirkwell Place
 Herndon, VA 22071
Directors and Executive Officers as a
 group (11 persons)................... 1,187,516  44.5%  1,022,686       28.9%

---------------------

 (1) Assumes all 875,000 shares of Common Stock offered by the Company are sold, 3,355,088 shares are outstanding after the Offering, and options to purchase 187,000 shares are exercised. Unless otherwise indicated, each person has sole voting and investment rights with respect to the shares specified opposite his name.
 (2) Mr. Balderston's shares are held by TDH II Limited, with which Mr. Balderston is affiliated. Mr. Balderston does not have sole voting power for the shares.
 (3) Assumes the sale of 152,068 shares in the Offering. See "Selling Shareholders."
 (4) Includes 23,600 shares held by Jon D. Gruber and 13,300 shares held by J. Patterson McBaine, the sole directors and executive officers of Gruber & McBaine Capital Management, Inc. ("GMCM"). Also includes 71,000 shares held by Laquintas Partners, L.P., a California limited partnership in which GMCM and Messrs. Gruber and McBaine are general partners, and 1,500 shares held by CMJ Investments, L.P., a California limited partnership in which GMCM and Messrs. Gruber and McBaine are general partners. GMCM and Messrs. Gruber and McBaine disclaim beneficial ownership of the shares held by Laquintas Partners, L.P. and CMJ Investments, L.P.
 (5) Includes 1,500 shares owned by spouse and 5,799 shares held by Employee Stock Ownership Plan. Includes 72,000 shares which Mr. Walton is entitled to acquire pursuant to stock options.
 (6) Includes 1,000 shares owned by spouse and 5,214 shares held by Employee Stock Ownership Plan. Includes 6,000 shares which Mr. Kaiz is entitled to acquire pursuant to stock options.
 (7) Includes 2,251 shares held by Employee Stock Ownership Plan. Includes 20,000 shares which Mr. Roden is entitled to acquire pursuant to stock options.
 (8) Assumes the sale of 12,762 shares in the Offering. See "Selling Shareholders."
 (9) Includes 3,777 shares held by Employee Stock Ownership Plan.
(10) Includes 2,489 shares held by Employee Stock Ownership Plan.
(11) Includes 3,524 shares held by Employee Stock Ownership Plan.

                             SELLING SHAREHOLDERS

  The following shareholders are selling Common Stock in the Offering.

                             SHARES BENEFICIALLY            SHARES BENEFICIALLY
                               OWNED PRIOR TO                   OWNED AFTER
                                THE OFFERING      NUMBER OF    THE OFFERING
                             --------------------- SHARES   ---------------------
NAME OF BENEFICIAL OWNER      NUMBER     PERCENT   OFFERED   NUMBER     PERCENT
------------------------     ---------- ------------------- ---------- ----------
TDH II Limited..............    442,911     16.6%  152,068     290,843      8.2%
Steven L. Roden.............     86,062      3.2%   12,762      73,300      2.1%
Harvey Shuster..............     29,734      1.1%    5,947      23,787      0.7%
Glenn Crews.................     12,849      0.5%    2,510      10,339      0.3%
Phyllis Fobes...............      8,567      0.3%    1,713       6,854      0.2%
                             ----------  --------  -------  ----------  --------
  TOTAL.....................    580,123     21.7%  175,000     405,123     11.5%
                             ==========  ========  =======  ==========  ========

                           DESCRIPTION OF SECURITIES

  The authorized capital stock of the Company consists of 4,000,000 shares of Common Stock, $.10 par value, of which 2,480,088 shares were issued and outstanding as of September 28, 1995. Upon completion of the Offering, the issued and outstanding capital stock of the Company will consist of 3,355,088 shares of Common Stock (3,512,588 shares if the over-allotment option is exercised).

  The Common Stock has voting rights and is entitled to dividends from sources available therefor when, as and if declared by the Board of Directors. See "Price Range of Common Stock and Dividend Policy." Shareholders have no preemptive rights and no rights to convert their Common Stock into any other securities. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid and nonassessable and legally issued.

  The Company has three classes of directors, which may tend to delay, defer, or prevent a change of control of the Company. In addition, the following statutes may have a similar effect.

  Business Combination Statute. The Maryland General Corporation Law establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders" unless exemptions are applicable. Among other things, the law prohibits, for a period of five years, a merger and other specific or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of such five year period.

  "Interested stockholders" are all persons owning beneficially, directly or indirectly, more than 10% of the outstanding voting stock of a Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder and, thereafter, may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the special voting requirements.

  An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until eighteen months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. The Company has not adopted any such amendment to its Charter.

  Control Share Acquisition Statute. The Maryland General Corporation Law imposes limitations on the voting rights of shares of capital stock acquired in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33 1/3% and 50% acquisition levels and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquiror, generally, within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statue, provided that a charter or bylaw provision is adopted for such purpose prior to the control share acqusition. There are no such provisions in the charter or bylaws of the Company.

  Reference is made to the full text of the foregoing statutes for their entire terms, and the summary contained in this Prospectus is not intended to be complete. The summary is qualified in its entirety by the statutes, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Ferris, Baker Watts, Incorporated is acting as Representative, has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below.

                                                                NUMBER OF SHARES
   UNDERWRITERS                                                 TO BE PURCHASED
   ------------                                                 ----------------
   Ferris, Baker Watts, Incorporated...........................      960,000
   Davenport & Co. of Virginia, Inc. ..........................       10,000
   Equitable Securities Corporation............................       10,000
   Friedman, Billings, Ramsey & Co., Inc. .....................       10,000
   Interstate/Johnson Lane Corporation.........................       10,000
   Janney Montgomery Scott Inc. ...............................       10,000
   Pennsylvania Merchant Group, Ltd............................       10,000
   Scott & Stringfellow, Inc. .................................       10,000
   Branch, Cabell & Co.........................................        5,000
   Koonce Securities Inc.......................................        5,000
   Moors & Cabot, Inc..........................................        5,000
   Wachtel & Co., Inc..........................................        5,000
                                                                   ---------
     Total.....................................................    1,050,000
                                                                   =========

  The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to the approval of certain legal matters by legal counsel and to certain other conditions.

  The Company and the Selling Shareholders have been advised by the Representative that the several Underwriters propose to offer the shares of Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.41 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. The public offering price and concessions and reallowances to dealers may be changed by the Representative.

  The Company has granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an additional 157,500 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the Offering made hereby.

  In connection with the Offering, certain Underwriters and/or their affiliates may engage in passive market making transactions in the Common Stock of the Company on the NASDAQ National Market System in accordance with Rule 10b-6A under the Exchange Act during the period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be designated as such.

  The Company and its executive officers and directors and certain shareholders have agreed that for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of the Company's Common Stock, in the open market without the prior written consent of the Representative, except to effect exercises of options.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

  The Company has agreed to reimburse the Representative for expenses incurred by the Representative in an amount not to exceed $27,500.

  The Representative has informed the Company that it does not expect the Underwriters to confirm sales of Common Stock offered by this Prospectus to any accounts over which it exercises discretionary authority.

                                LEGAL OPINIONS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Washington, D.C. Shapiro and Olander, Baltimore, Maryland, has acted as counsel to the Underwriters.

                                    EXPERTS

  The consolidated financial statements of Industrial Training Corporation at December 31, 1994 and 1993, and for each of the two years in the period ended December 31, 1994 appearing in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                       OF

                        INDUSTRIAL TRAINING CORPORATION

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Financial Statements
  Consolidated Balance Sheets -- December 31, 1993 and 1994 and June 30,
   1995 (Unaudited)....................................................... F-3
  Consolidated Statements of Income -- Years Ended December 31, 1993 and
   1994 and for the Six Months Ended June 30, 1994 and 1995 (Unaudited)... F-5
  Consolidated Statements of Stockholders' Equity -- Years Ended December
   31, 1993 and 1994 and for the Six Months Ended June 30, 1995 (Unau-
   dited)................................................................. F-6
  Consolidated Statements of Cash Flows -- Years Ended December 31, 1993
   and 1994 and for the Six Months Ended June 30, 1994 and 1995 (Unau-
   dited)................................................................. F-7
  Notes to Consolidated Financial Statements.............................. F-8

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
 Industrial Training Corporation

  We have audited the accompanying consolidated balance sheets of Industrial Training Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrial Training Corporation at December 31, 1994 and 1993 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Vienna, Virginia                          Ernst & Young LLP
February 24, 1995

                        INDUSTRIAL TRAINING CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                   JUNE 30,
                                      DECEMBER 31,  DECEMBER 31,     1995
                                          1993          1994      (UNAUDITED)
                                      ------------  ------------  -----------
               ASSETS
Current assets:
  Cash and cash equivalents (note 6). $   126,136   $   439,923   $ 1,178,642
  Accounts receivable, net (notes 3,
   6 and 7)..........................   4,930,087     7,293,477     7,257,710
  Due from affiliates (note 4).......     159,734        86,111        46,388
  Inventories, net of reserve of
   $83,400 at December 31, 1993;
   $93,400 at December 31, 1994; and
   $93,400 at June 30, 1995..........   1,287,937     1,203,876     1,100,037
  Prepaid expenses...................     182,378       118,446       305,846
                                      -----------   -----------   -----------
    Total current assets.............   6,686,272     9,141,833     9,888,623
Property and equipment (notes 6 and
 7):
  Video and computer equipment.......   1,977,119     2,366,661     2,717,431
  Furniture and fixtures.............   1,011,482     1,032,563     1,037,204
  Leasehold improvements.............      79,254        89,106        95,111
  Videotape masters..................     144,180       144,180       144,180
                                      -----------   -----------   -----------
                                        3,212,035     3,632,510     3,993,926
  Less accumulated depreciation and
   amortization......................  (2,141,487)   (2,507,393)   (2,814,069)
                                      -----------   -----------   -----------
Net property and equipment...........   1,070,548     1,125,117     1,179,857
Deferred program development costs,
 net of accumulated amortization of
 $1,682,017 at December 31, 1993;
 $3,006,689 at December 31, 1994; and
 $3,900,263 at June 30, 1995.........   4,139,859     4,358,315     5,618,824
Goodwill, net of accumulated
 amortization of $40,299 at December
 31, 1993; $206,284 at December 31,
 1994; and $288,784 at June 30, 1995.   2,377,642     2,185,126     2,102,626
Investments in affiliates (note 4)...     269,180       245,887       220,976
Other................................      98,615        73,769        73,658
                                      -----------   -----------   -----------
    Total assets..................... $14,642,116   $17,130,047   $19,084,564
                                      ===========   ===========   ===========

                            See accompanying notes.

                        INDUSTRIAL TRAINING CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      JUNE 30,
                                         DECEMBER 31,  DECEMBER 31,     1995
                                             1993          1994      (UNAUDITED)
                                         ------------  ------------  -----------
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit (note 6)............... $   650,000   $    80,000   $       --
  Current installments of long-term debt
   (note 7).............................     770,593       328,637       580,726
  Accounts payable......................   1,555,659     2,112,271     2,247,594
  Due to affiliates (note 4)............     431,787       419,895       281,529
  Accrued expenses:
   Compensation and benefits............     591,216       942,215       488,259
   Royalties............................     155,518       291,905        20,461
   Other................................     179,757       794,666       637,210
   Deferred revenues....................     212,682        77,648       712,847
   Income taxes payable.................         --            --        300,000
                                         -----------   -----------   -----------
    Total current liabilities...........   4,547,212     5,047,237     5,268,626
Deferred lease obligations..............     111,730       119,316       111,968
Deferred income taxes (note 9)..........     463,498     1,136,522     1,239,062
Long-term debt (note 7).................   1,101,462       772,826     1,614,198
                                         -----------   -----------   -----------
    Total liabilities...................   6,223,902     7,075,901     8,233,854
Commitments (notes 4, 5 and 10)
Stockholders' equity (notes 8 and 11):
  Common stock, $.10 par value,
   4,000,000 shares authorized;
   2,361,128 outstanding at December 31,
   1993; 2,466,828 outstanding at Decem-
   ber 31, 1994; and 2,473,328 outstand-
   ing at June 30, 1995.................     236,113       246,683       247,333
  Additional paid-in capital............   5,275,685     5,698,147     5,714,402
  Note receivable from ESOP.............    (460,827)     (358,177)     (304,177)
  Retained earnings.....................   3,368,890     4,528,947     5,254,461
                                         -----------   -----------   -----------
                                           8,419,861    10,115,600    10,912,019
  Treasury stock, at cost (3,404 shares
   in 1993; 18,004 shares in 1994; and
   17,704 shares at June 30, 1995)......      (1,647)      (61,454)      (61,309)
                                         -----------   -----------   -----------
    Total stockholders' equity..........   8,418,214    10,054,146    10,850,710
                                         -----------   -----------   -----------
    Total liabilities and stockholders'
     equity............................. $14,642,116   $17,130,047   $19,084,564
                                         ===========   ===========   ===========

                            See accompanying notes.

                        INDUSTRIAL TRAINING CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                             YEARS ENDED DECEMBER 31,         (UNAUDITED)
                             --------------------------  ----------------------
                                 1993          1994         1994        1995
                             ------------  ------------  ----------  ----------
Revenues, net:
  Courseware...............  $ 11,662,493  $ 17,983,796  $7,673,944  $8,855,846
  Hardware.................     2,149,482     4,353,219   1,689,701   2,399,786
                             ------------  ------------  ----------  ----------
  Total revenues, net (note
   4)......................    13,811,975    22,337,015   9,363,645  11,255,632
Cost of sales:
  Courseware...............     6,136,043     9,440,595   3,929,673   4,003,156
  Hardware.................     2,078,649     4,187,960   1,655,281   2,449,252
                             ------------  ------------  ----------  ----------
  Total cost of sales......     8,214,692    13,628,555   5,584,954   6,452,408
                             ------------  ------------  ----------  ----------
Gross margin...............     5,597,283     8,708,460   3,778,691   4,803,224
Selling, general and admin-
 istrative expenses........     5,553,840     6,693,221   3,090,546   3,596,371
Equity in earnings of af-
 filiates..................      (123,657)     (136,012)    (70,154)    (77,961)
                             ------------  ------------  ----------  ----------
Income before interest and
 provision for
 income taxes..............       167,100     2,151,251     758,299   1,284,814
Interest expense, net......       131,298       186,194      87,826      54,300
                             ------------  ------------  ----------  ----------
Income before provision for
 income taxes..............        35,802     1,965,057     670,473   1,230,514
Income tax expense (note
 9)........................        15,000       805,000     268,842     505,000
                             ------------  ------------  ----------  ----------
Net income ................   $    20,802  $  1,160,057  $  401,631  $  725,514
                             ============  ============  ==========  ==========
Net income per common share
 (note 1)..................  $        .01  $        .48  $      .17  $      .28
                             ============  ============  ==========  ==========
Weighted average number of
 shares
 outstanding...............     1,959,206     2,427,707   2,377,875   2,588,176
                             ============  ============  ==========  ==========


                            See accompanying notes.

                        INDUSTRIAL TRAINING CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK     ADDITIONAL     NOTE
                          -------------------  PAID-IN    RECEIVABLE   RETAINED  TREASURY
                           SHARES   PAR VALUE  CAPITAL    FROM ESOP    EARNINGS   STOCK       TOTAL
                          --------- --------- ----------  ----------  ---------- --------  -----------
Balance at January 1,
 1993...................  1,720,928 $172,093  $2,036,180  $(553,084)  $3,348,088 $ (1,791) $ 5,001,486
Treasury stock issued...        --       --        3,236        --           --       264        3,500
Treasury stock acquired.        --       --       (1,692)       --           --      (120)      (1,812)
Note payments...........        --       --          --      92,257          --       --        92,257
New shares issued:
 Stock options exer-
  cised.................     20,200    2,020      44,961        --           --       --        46,981
 Comsell acquisition....    620,000   62,000   3,193,000        --           --       --     3,255,000
 Net income.............        --       --          --         --        20,802      --        20,802
                          --------- --------  ----------  ---------   ---------- --------  -----------
Balance at December 31,
 1993...................  2,361,128  236,113   5,275,685   (460,827)   3,368,890   (1,647)   8,418,214
Treasury stock issued...        --       --        2,007        --           --       193        2,200
Treasury stock acquired.        --       --          --         --           --   (60,000)     (60,000)
Note payments...........        --       --          --     102,650          --       --       102,650
New shares issued:
 Stock issuance.........    100,000   10,000     402,500        --           --       --       412,500
 Stock options exer-
  cised.................      5,700      570      17,955        --           --       --        18,525
 Net income.............        --       --          --         --     1,160,057      --     1,160,057
                          --------- --------  ----------  ---------   ---------- --------  -----------
Balance at December 31,
 1994...................  2,466,828  246,683   5,698,147   (358,177)   4,528,947  (61,454)  10,054,146
Treasury stock issued...        --       --        1,505        --           --       145        1,650
Note payments...........        --       --          --      54,000          --       --        54,000
New shares issued:
 Stock options exer-
  cised.................      6,500      650      14,750        --           --       --        15,400
 Net income.............        --       --          --         --       725,514      --       725,514
                          --------- --------  ----------  ---------   ---------- --------  -----------
Balance at June 30, 1995
 (unaudited)............  2,473,328 $247,333  $5,714,402  $(304,177)  $5,254,461 $(61,309) $10,850,710
                          ========= ========  ==========  =========   ========== ========  ===========


                            See accompanying notes.

                        INDUSTRIAL TRAINING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                                             YEARS ENDED               JUNE 30,
                                            DECEMBER 31,              (UNAUDITED)
                                       ------------------------  ----------------------
                                          1993         1994        1994        1995
                                       -----------  -----------  ---------  -----------
Cash flows from operating activities:
Net income...........................  $    20,802  $ 1,160,057  $ 401,631  $   725,514
Reconciling items:
  Provision for deferred taxes.......       15,000      765,000    263,028      102,540
  Depreciation and amortization......    1,041,091    1,918,123    839,695    1,307,661
  Salespeople awards of treasury
   shares............................        1,688        2,200        --         1,650
  Increase in reserve for doubtful
   accounts..........................       50,963       78,000        --        45,000
  Increase in reserve for inventory
   obsolescence......................       20,000       10,000        --           --
  Loss on sale of property and equip-
   ment..............................       36,021          --         --           --
  Changes in operating assets and li-
   abilities:
    Increase in accounts receivable..      (71,327)  (2,441,390)  (256,315)      (9,233)
    (Increase) decrease in inventory.      (85,993)      74,061   (123,525)     103,839
    (Increase) decrease in prepaid
     expenses........................      (47,044)      63,932    (55,519)    (187,400)
    Decrease in due from affiliates,
     net.............................       69,324       61,731    (14,613)     (98,643)
    Decrease in other assets.........          910       24,846    (49,462)         111
    Increase in accounts payable.....      381,772      556,612    442,490      135,323
    (Decrease) increase in accrued
     expenses........................     (336,083)   1,094,320       (872)    (882,856)
    Increase (decrease) in deferred
     revenues........................      212,682     (135,034)   (60,024)     635,199
    Increase in income taxes payable.          --           --         --       300,000
    Increase (decrease) in deferred
     lease obligation................       45,403        7,586    (11,971)      (7,348)
                                       -----------  -----------  ---------  -----------
Net cash provided by operating activ-
 ities...............................    1,355,209    3,240,044  1,374,543    2,171,357
Cash flows from investing activities:
  Deferred program development costs.     (969,870)  (1,543,128)  (712,935)  (2,154,083)
  Capital expenditures...............     (457,915)    (420,475)   (47,679)    (361,416)
  Acquisition of Comsell.............      (85,072)     (57,469)       --           --
  Investment in affiliates...........      (28,007)     (38,268)   (34,593)         --
                                       -----------  -----------  ---------  -----------
Net cash used in investing activi-
 ties................................   (1,540,864)  (2,059,340)  (795,207)  (2,515,499)
Cash flows from financing activities:
  Borrowings (repayments) under line
   of credit.........................      550,000     (570,000)  (240,000)     (80,000)
  Principal payments under long-term
   debt..............................     (521,474)    (742,204)  (379,390)    (212,152)
  Payments under capital lease obli-
   gations...........................      (23,682)     (28,388)   (14,195)     (14,387)
  Proceeds from long-term debt.......          --           --         --     1,320,000
  Issuance of common stock...........       46,981      431,025     18,464       15,400
  Acquisition of treasury stock......          --       (60,000)   (60,072)         --
  Employee stock option note collec-
   tion..............................       92,257      102,650     56,250       54,000
                                       -----------  -----------  ---------  -----------
  Net cash provided by (used in) fi-
   nancing activities................      144,082     (866,917)  (618,943)   1,082,861
                                       -----------  -----------  ---------  -----------
Net (decrease) increase in cash......      (41,573)     313,787    (39,607)     738,719
Cash and cash equivalents at begin-
 ning of period......................      167,709      126,136    126,136      439,923
                                       -----------  -----------  ---------  -----------
Cash and cash equivalents at end of
 period..............................  $   126,136  $   439,923  $  86,529  $ 1,178,642
                                       ===========  ===========  =========  ===========

                            See accompanying notes.

                        INDUSTRIAL TRAINING CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION AT JUNE 30, 1995 AND FOR THE SIX MONTHS ENDED JUNE 30, 1994 AND
                              1995 IS UNAUDITED)

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CI Acquisition Corporation ("CI") (see Note
13). Significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying interim unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, all adjustments, consisting of only normally recurring adjustments necessary for a fair presentation of the financial statements for these interim periods, have been made. The results for the interim period ended June 30, 1995 are not necessarily indicative of the results to be obtained for a full fiscal year.

  b) Revenues and Costs

  Revenues from courseware include both off-the-shelf and custom courseware sales and consulting service revenues. The Company recognizes revenues on off-the-shelf product and hardware sales as units are shipped. The Company permits the customer the right to return the courseware within 30 days of purchase. In the event that sales returns are material, the Company adjusts revenue accordingly. Revenues from sales of custom training programs that are developed and produced under specific contracts with customers, including contracts with affiliated joint ventures and limited partnerships, are recognized on the percentage of completion basis as related costs are incurred during the production period. Gross revenues from sales of affiliated joint venture and limited partnership copyrighted courseware are included in the Company's financial statements, as are related production, selling and distribution costs. Amounts due to co-owners of the affiliated venture/partnerships related to such courseware sales are reflected as royalties and included in cost of sales in the financial statements.

  The Company recognizes revenues from initial franchise fees when franchise agreements have been fully executed, the Company has substantially fulfilled all of its obligations to the franchisee under the agreement, and the non-refundable franchise fee has been paid. During 1993 and 1994, the Company recognized $90,000 and $450,000 of revenues from initial franchise fees. Additionally, during the six month periods ended June 30, 1994 and 1995, the Company recognized $40,000 and $190,000, respectively, of revenues from initial franchise fees. These amounts have been included in courseware revenues in the accompanying consolidated statements of operations.

  Although the Company conducts certain of its business in foreign markets, the Company mitigates its exposure to foreign currency risk by requiring payments in U.S. dollars.

  c) Deferred Program Development Costs

  Costs of developing and producing off-the-shelf courseware have been capitalized as deferred program development costs. Capitalized costs include direct labor, materials, product masters, subcontractors, consultants, and applicable overhead. These capitalized costs are amortized on a straight-line basis over the estimated useful lives of the related programs which range from three to seven years. The net book value of the Company's deferred program development costs at December 31, 1994 amounted to $1,881,000, $904,000, $210,000, and $1,363,000 for the ACTIV(R) "PC Skills Learning Library," the ACTIV(R) "Regulatory Training Learning Library," the ACTIV(R) "Basic Skills Learning Library" and the ACTIV(R) "Technical Skills Learning Library," respectively. The net book value of the Company's deferred program development costs at June 30, 1995 amounted to $1,741,000, $1,097,000, $192,000,
$1,294,000 and $1,294,000 for the ACTIV(R) "PC Skills Learning Library," the ACTIV(R) "Regulatory Training Learning Library," the ACTIV(R) "Basic Skills Learning Library," the ACTIV(R)

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED) "Technical Skills Learning Library," and the ACTIV(R) "INVOLVE(R) Instrumentation Learning Library," respectively. Periodically, the Company assesses the net realizable value of program development costs by reviewing past sales performances, current and planned future marketing activity, specific sales promotions and strategic distribution arrangements. Based on this assessment, the Company determines each product's prospects for future sales, and, if necessary, adjusts asset values to net realizable value. The related amortization expense and write downs to net realizable value are included in the cost of sales and amount to approximately $617,000 and $1,325,000 in 1993 and 1994, respectively, and $894,000 for the six months ended June 30, 1995.

  d) Cash and Cash Equivalents

  Cash and cash equivalents includes cash and other highly liquid investments having original maturities of less than three months.

  e) Inventories

  Inventories consist of video discs, videotapes, related hardware and instructional materials. Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

  f) Property and Equipment

  Property, equipment and leasehold improvements are stated at cost. Depreciation on property and equipment is computed on a straight-line basis over estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the related assets. Depreciation and amortization expense amounted to approximately $305,000 and $366,000 for the years ended 1993 and 1994, respectively.

  g) Investments in Affiliates

  Investments in affiliated joint ventures and limited partnerships are accounted for using the equity method and, accordingly, the initial costs of the investments are adjusted for the Company's proportionate share of joint venture and partnership undistributed earnings or losses.

  h) Income Taxes

  The Company provides for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes result primarily from differences between financial statement and income tax treatment of program development costs and net operating loss carryforwards.

  i) Net Income Per Common Share

  Net income per common share is based on the weighted average number of common shares actually outstanding plus the shares that would be outstanding assuming the exercise of dilutive stock options and warrants, all of which are considered to be common stock equivalents.

  j) Goodwill

  The excess of purchase price over the fair value of net assets acquired related to the acquisition of CI (see Note 2) has been recorded as goodwill. Goodwill is being amortized using the straight-line method over an

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED) estimated useful life of fifteen years. Amortization expense for the years ended 1993 and 1994 amounted to approximately $40,000 and $166,000, respectively. During 1994, the Company adjusted goodwill to reflect adjustments to the value of net assets acquired from CI and to reflect utilization of acquired tax benefits of CI (see Note 9). The net effect of these two adjustments was to decrease the amount of goodwill originally recorded by approximately $27,000. As part of its ongoing review, management takes into consideration any events and circumstances which might indicate an impairment to the carrying amount of goodwill. Factors that management uses, among other things, to evaluate the continuing value of goodwill include sales from the "PC Skills" product line, development of the ComSkill franchise network and the value of contracts and agreements that were in place at the date CI was acquired.

  k) Reclassifications

  Certain prior year amounts have been reclassified to conform to the current year presentation.

2) ACQUISITION OF CI ACQUISITION CORPORATION AND SUBSIDIARIES

  On October 8, 1993, Comaq Corporation, a then newly formed and wholly-owned subsidiary of the Company, merged with CI. By virtue of the merger, all of the issued and outstanding capital stock of CI was converted into and exchanged for an aggregate of 610,000 shares of the Company's Common Stock, $.10 par value per share. The Company issued an additional 10,000 shares of its Common Stock for fees related to the acquisition. Additionally, the Company borrowed $971,000 from a bank ($900,000 of which is in the form of a new five year term loan) in order to refinance an obligation of the acquired company.

  The transaction, which was valued at approximately $3,500,000 and was effective as of September 30, 1993, was accounted for as a purchase transaction. Accordingly, only three months results of operations were included in the accompanying consolidated statement of income for 1993. As a result of the transaction, the Company recorded goodwill of approximately $2,418,000 which is being amortized over a fifteen year period beginning October 1, 1993. By virtue of the merger, the Company acquired all of the assets of CI and its two wholly-owned subsidiaries, Comsell Training, Inc. ("Comsell"), and ComSkill Learning Centers, Inc. ("ComSkill"). Comsell is engaged in the business of producing and distributing multimedia-based training courseware directed towards personal computer skills development. ComSkill is a newly incorporated franchisor of Comsell training products (see
Note 13).

  The following table sets forth proforma unaudited results of operations of the Company for the year ended December 31, 1993, as if CI had been acquired prior to January 1, 1993:

                                                                       1993
                                                                    -----------
      Revenue...................................................... $17,986,715
      Net loss..................................................... $  (394,888)
      Net loss per share........................................... $      (.20)

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

3) ACCOUNTS RECEIVABLE

  Accounts receivable include the following:

                                           DECEMBER 31, DECEMBER 31,  JUNE 30,
                                               1993         1994        1995
                                           ------------ ------------ ----------
Trade accounts receivable.................  $4,289,610   $7,245,294  $7,453,370
Unbilled contract receivables.............     749,199      242,279      82,008
Less allowance for doubtful accounts......    (202,714)    (280,714)   (325,714)
                                            ----------   ----------  ----------
    Trade accounts receivable, net........   4,836,095    7,206,859   7,209,664
Other receivables.........................      93,992       86,618      48,046
                                            ----------   ----------  ----------
                                            $4,930,087   $7,293,477  $7,257,710
                                            ==========   ==========  ==========

4) INVESTMENTS IN AND DUE FROM AFFILIATES

  Investments in affiliates consist of the following at December 31:

                                                                1993     1994
                                                              -------- --------
      Limited partnerships................................... $192,392 $189,656
      Joint venture with ITSC................................   67,477   56,231
      Joint venture with DynCorp.............................    9,311      --
                                                              -------- --------
                                                              $269,180 $245,887
                                                              ======== ========

  The Company is a participant in five separate limited partnerships with Industrial Training Partners, Ltd. (the "ITP Partnerships"). In all of the ITP Partnerships, the Company is a 5% general partner. In certain of the ITP Partnerships, the Company has acquired limited partnership interests as well. The ITP Partnerships were formed to develop and produce various series of training programs.

  Under contracts to market the programs for the ITP Partnerships, ITC receives 50% to 70% of the sales price for the costs of reproducing and marketing the training materials. Sales of these programs were approximately $2,289,000 and $2,291,000 in 1993 and 1994, respectively, and $1,112,000 for the six months ended June 30, 1995. Royalties to the ITP Partnerships for these sales amounted to $1,057,000 and $1,004,000 in 1993 and 1994, respectively, and $455,000 for the six months ended June 30, 1995. Additionally, in connection with the development of a new off-the-shelf partnership program, the Company billed certain of these partnerships approximately $292,000 and $51,000 in 1993 and 1994, respectively. Amounts earned, but not billed to these partnerships, which are included in unbilled receivables at December 31, 1993 and 1994, are $226,000 and none, respectively. Moreover, to finance this development, the Company has guaranteed a bank loan to one of the limited partnerships. At December 31, 1994, the outstanding balance of this loan was approximately $48,000. During the first quarter of 1995, the outstanding balance on this loan was paid by the partnership.

  In prior years, the Company executed a 50-50 joint venture agreement with DynCorp, and entered into contracts with the joint venture to develop and produce additional training programs. The Company has contracts with the joint venture to market the programs. Pursuant to the agreements, the Company receives 50% of the sales price, the costs of reproducing and marketing the training materials, and an additional 25% as its share of the joint venture's profits. Revenues from these programs in 1993 and 1994 approximated $124,000 and $162,000, respectively.

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

5) LEASES

  The Company has several noncancelable operating leases, primarily for office space and transportation equipment, that expire over the next five years and include purchase or renewal options at fair value at the time of renewal.

  Future minimum lease payments under noncancelable operating leases as of December 31, 1994 are as follows:

      YEARS ENDING DECEMBER 31:
      -------------------------
        1995........................................................ $  509,000
        1996........................................................    356,000
        1997........................................................    316,000
        1998........................................................    318,000
        1999........................................................    162,000
                                                                     ----------
                                                                     $1,661,000
                                                                     ==========

  Rental expenses for operating leases for the years ended December 31, 1993 and 1994 were approximately $432,000 and $489,000, respectively.

6) LINE OF CREDIT

  At December 31, 1994 and June 30, 1995, the Company had available a revolving bank line of credit bearing interest at prime plus one-half percent ( 1/2%) in the amount of $2,000,000 and $2,500,000, respectively. The line is collateralized by all the Company's business assets. The interest rate on these borrowings at December 31, 1994 was 9%. At June 30, 1995, the Company had no outstanding balance under the terms of the line of credit.

  The loan agreement places certain restrictions on the Company including limitations on borrowings and on the ability to merge or dispose of assets, and requires the maintenance of minimum working capital and tangible net worth ratios. Also, the Company is required to maintain an average compensating balance of $50,000 with the bank, but may apply balances of the five limited partnerships (see Note 4) to the requirement.

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

7) LONG-TERM DEBT

  Long-term debt consists of the following at December 31:

                                                             1993       1994
                                                          ----------  ---------
Prime plus 1% (9.5% at December 31, 1994) note payable
 to financial institution due in monthly installments of
 $15,000 plus interest through November 1998, collater-
 alized by accounts receivable, contract rights, inven-
 tory, property and equipment and a $500,000 life insur-
 ance policy on the Company's President.................  $  900,000  $ 705,000
8.0% note payable to financial institution due in
 monthly principal and interest installments of $11,278
 through December 1997, collateralized by the assignment
 of interest in 200,000 shares of the Company's Common
 Stock held by the ESOP, all of the Company's assets and
 a $500,000 life insurance policy on the Company's Pres-
 ident..................................................     460,827    358,177
8.25% capital lease obligation (note 5).................      66,674     38,286
Prime plus 1% note payable to financial institution due
 in monthly principal and interest installments through
 December 1994..........................................     300,000        --
10.56% note payable to financial institution due in
 monthly principal and interest installments of $12,816
 through December 1994..................................     144,554        --
                                                          ----------  ---------
    Total long-term debt................................   1,872,055  1,101,463
    Less current installments...........................    (770,593)  (328,637)
                                                          ----------  ---------
Long-term debt, excluding current installments..........  $1,101,462  $ 772,826
                                                          ==========  =========

  Interest paid on all debt amounted to approximately $133,000 and $191,000 in 1993 and 1994, respectively.

  Maturities of long-term debt at December 31, 1994, are as follows:

      1996............................................................. $299,587
      1997.............................................................  308,239
      1998.............................................................  165,000
                                                                        --------
                                                                        $772,826
                                                                        ========

8) STOCK OPTIONS AND STOCK WARRANTS

  At December 31, 1994, the Company had outstanding options to purchase Common Stock under three separate incentive stock option plans. Two plans, the 1992 Director Incentive Stock Option Plan and the 1992 Key Employee Incentive Stock Option Plan, were adopted by the Board of Directors and approved by the shareholders during 1992. These plans effectively have replaced the Company's 1982 Incentive Stock Option Plan which expired in 1992.

  Pursuant to the 1982 Incentive Stock Option Plan, at December 31, 1994, there were 78,000 options outstanding at exercise prices ranging from $2.00 to $3.16. This plan has no additional options available for grant. Options exercisable at December 31, 1994 expire as follows: 54,000 in 1995 and 24,000 in 1996.

  Pursuant to the 1992 Key Employee Incentive Stock Option Plan at December 31, 1994, there were 94,500 options outstanding at exercise prices ranging from $4.13 to $6.75, and 20,500 options were available for

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED) additional grants. Options outstanding at December 31, 1994 expire as follows:
500 in 1995, 3,000 in 1996 and 95,000 in 1997 through 2002. Options for 25,500 shares were exercisable at December 31, 1994.

  Pursuant to the 1992 Director Incentive Stock Option Plan, at December 31, 1994, there were 6,000 options outstanding at an exercise price of $5.00, and 29,000 options are available for additional grants. Options exercisable at December 31, 1993 expire in 1997. All options granted pursuant to this plan are nonqualified.

  From time to time, the Company has granted other nonqualified options to certain individuals. At December 31, 1994, there were 45,000 of these options outstanding at exercise prices ranging from $2.125 to $7.50. Options outstanding at December 31, 1994 expire as follows: 9,000 in 1995, and 6,000 in 1996, and 30,000 in 1999 through 2001. Options for 15,000 shares were exercisable at December 31, 1994.

  The following table summarizes option activity:

                                      NONQUALIFIED OPTIONS   QUALIFIED OPTIONS
                                      ---------------------  ------------------
                                        1993        1994       1993      1994
                                      ---------- ----------  --------  --------
Outstanding at beginning of year.....    36,400      29,400   114,200   152,500
Granted..............................       --       30,000    55,500    30,000
Canceled or expired..................    (2,000)    (10,400)   (2,000)     (300)
Exercised............................    (5,000)        --    (15,200)   (5,700)
                                      ---------  ----------  --------  --------
Outstanding at end of year...........    29,400      49,000   152,500   176,500
                                      =========  ==========  ========  ========

  The Company also has outstanding 14,572 warrants to purchase common stock. These warrants are exercisable at $3.50 and expire in 1998.

9) INCOME TAXES

  The components of income tax expense are as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1993         1994
                                                       ------------ ------------
Current:
  Federal.............................................   $   --       $ 30,000
  State...............................................       --         10,000
                                                         -------      --------
                                                             --         40,000
Deferred:
  Federal.............................................    12,000       659,300
  State...............................................     3,000       105,700
                                                         -------      --------
                                                          15,000       765,000
                                                         -------      --------
                                                         $15,000      $805,000
                                                         =======      ========

  The deferred tax provision relates primarily to differences between financial statement and income tax treatment of program development cost and net operating loss carryforwards. The Company paid federal and state income taxes of $23,000 and $8,000 in 1993 and 1994, respectively, and $142,000 during the six months ended June 30, 1995.

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

  The difference between income tax expense and the amount determined by applying the federal statutory rate is as follows:

                                                               1993      1994
                                                              -------  --------
Federal statutory rate....................................... $12,000  $668,000
State income taxes, net of federal benefit...................   1,000    75,500
Amortization of goodwill.....................................  15,000    62,000
Benefit of graduated tax rates............................... (12,000)  (12,000)
Other........................................................  (1,000)   11,500
                                                              -------  --------
                                                              $15,000  $805,000
                                                              =======  ========

  For the years ended December 31, 1993 and 1994, the Company utilized zero and $1,550,000, respectively, of available net operating loss carryforwards. At December 31, 1994, the Company had net operating loss carryforwards for income tax purposes of approximately $100,000 (not including the prior net operating losses acquired from CI, which are discussed below) which expire at varying dates through 2008. No valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards.

  The following temporary differences give rise to the provision for deferred taxes at December 31:

                                                               1993      1994
                                                              -------  --------
Deferred program development costs........................... $70,000  $ 74,500
Depreciation.................................................  10,400    16,000
Allowance for doubtful accounts.............................. (12,100)  (29,000)
Inventory reserves...........................................  (6,800)   (9,000)
Net operating loss and tax credits carryforwards............. (73,200)  630,500
Accrued compensation.........................................  30,400    67,500
Other........................................................  (3,700)   14,500
                                                              -------  --------
                                                              $15,000  $765,000
                                                              =======  ========

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below.

                                                         1993         1994
                                                      -----------  -----------
Deferred tax assets:
  Allowance for doubtful accounts.................... $    75,500  $   104,500
  Inventory reserves.................................      50,500       41,500
  Accrued compensation...............................      95,600       31,500
  Net operating loss carryforwards...................   1,223,500      563,000
  Alternative minimum tax and investment tax credit
   carryforwards.....................................      35,000       65,000
  Deferred lease obligation..........................      41,500       44,500
  Difference in depreciation.........................      84,150       68,000
  Other..............................................         --        16,478
                                                      -----------  -----------
    Total deferred tax assets........................   1,605,750      934,478
  Less valuation allowance...........................    (577,864)    (505,000)
                                                      -----------  -----------
    Net deferred tax assets..........................   1,027,886      429,478
Deferred tax liabilities:
  Product development costs, capitalized.............  (1,491,384)  (1,566,000)
                                                      -----------  -----------
    Total gross deferred tax liabilities.............  (1,491,384)  (1,566,000)
                                                      -----------  -----------
Net deferred tax liabilities......................... $  (463,498) $(1,136,522)
                                                      ===========  ===========

  As a result of the Company's acquisition of CI (see Note 2), the Company has available approximately $1,400,000 of additional net operating loss carryforwards that expire at varying dates through 2007. Pursuant to Section 382 of the Internal Revenue Code (the "Code"), the utilization of the net operating loss is limited to approximately $245,000 per year. Additionally, the net operating loss is also subject to the separate return limitation year
(SRLY) rules as prescribed in the Code, which limit its utilization to the extent CI generates income each year. During 1994, the Company utilized an aggregate of $226,000 of the acquired net operating loss carryforwards of CI to offset taxable income. As a result, deferred taxes have been reduced by approximately $84,000. Due to the limitations on uses and other uncertainties relating to the utilization of the remaining tax benefit of these deductions, a valuation allowance has been recorded to substantially offset the net deferred tax asset related to the acquisition of CI.

10) COMMITMENTS

  The Company has entered into separate employment agreements with Messrs. Walton and Kaiz which are subject to termination upon death (with $5,000 death benefit) or disability (as defined) or upon 60 days' notice by the Company (with 34 months of severance pay except where the Company is liquidating). In addition to base salary, each of these officers is eligible to receive salary increases, bonuses, stock option grants, pension and profit-sharing arrangements, and other employee benefits which may from time to time be awarded or made available. If these officers resign, they must give the Company twelve months' notice during which they continue to receive salary. The contracts also provide certain payments for other benefits.

11) STOCKHOLDERS' EQUITY

  The Company instituted an Employee Stock Ownership Plan ("ESOP") and Trust for the benefit of substantially all employees effective January 1, 1992. To establish the plan, ITC entered into a loan agreement

                        INDUSTRIAL TRAINING CORPORATION

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED) with a bank and borrowed $637,500 for the purchase of 200,000 shares of ITC Common Stock from DynCorp. ITC pledged this stock to the bank to collateralize the loan. The provisions of the ESOP require that, on an annual basis, the greater of 33,334 shares or the amount of shares equal to five percent of total compensation of eligible employees be allocated to employee accounts. Each participant then receives shares based on their relative annual compensation. The loan has a six year amortization period at an interest rate of 8.0%. In 1994, the Company entered into an agreement with the bank whereby the ESOP note was modified and extended. Based upon this modification, the Company will make monthly installments of principal and interest through the extension date of December 1997. The Company recognizes contribution expense which was $106,000 and $108,000 for 1993 and 1994, respectively, based on the cost of shares allocated for the period and any interest expense incurred. Contributions to the ESOP amounted to approximately $151,000 and $135,000 in 1993 and 1994, respectively, including approximately $45,000 and $32,000 of interest in 1993 and 1994, respectively. The fair market value of the 100,000 unearned shares at December 31, 1994 amounted to $750,000.

  During 1994, the Company hired a new President of the ComSkill franchise operation. At the date of hire, this executive executed a subscription agreement to purchase 100,000 shares of the Company's Common Stock at $4.125 per share, the fair market value of the Company's Common Stock on the effective date of the subscription agreement. As a result, during 1994, the Company issued 100,000 shares of Common Stock to the executive for an aggregate purchase price of $412,500. Additionally, the President was granted 30,000 stock options under the 1992 Key Employee Stock Option Plan and received a commitment for up to an additional 60,000 stock options based on performance.

12) EMPLOYEE 401(K) PLAN

  On January 1, 1991, the Company established a 401(k) Plan for the benefit of substantially all of its employees. Employees can contribute from 1% to 15% of their salary to the Plan, subject to statutory limitations. At the discretion of the Board of Directors, the Company can elect to make a contribution to the Plan. No contribution was made by the Company during 1993 or 1994.

13) SUBSEQUENT EVENTS

  On January 2, 1995, CI and Comsell were merged with and liquidated into the Company. The merger and liquidation will have no effect on the Company's financial reporting.

  On February 17, 1995, ITC purchased all right, title and interest in the 51 video discs in the INVOLVE(R) Series ("INVOLVE(R)"). INVOLVE(R) had originally been produced by ITC for the ISA and the Company had acted as the exclusive third-party distributor for INVOLVE(R) in the United States. The aggregate purchase price for this transaction was approximately $1,590,000. The purchase price includes the forgiveness of a receivable from ISA of approximately $90,000 and approximately $180,000 of INVOLVE(R) inventory. In order to complete the purchase, ITC borrowed $1,000,000 under its available line of credit and paid the balance of $500,000 in cash. Management refinanced the line of credit borrowings to a five year term loan.

                        INDUSTRIAL TRAINING CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                   (INFORMATION AT JUNE 30, 1995 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

14) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Financial data for the interim periods of 1993, 1994 and 1995 were as follows (amounts in thousands, except per share amounts):

                                                                NET     INCOME
                                                  NET   GROSS  INCOME   (LOSS)
                                                REVENUE MARGIN (LOSS)  PER SHARE
                                                ------- ------ ------  ---------
1993 QUARTERS
  First........................................ $ 2,734 $1,226 $   45    $.03
  Second.......................................   2,498  1,145    (32)   (.02)
  Third........................................   3,335  1,211     21     .01
  Fourth.......................................   5,245  2,015   ( 13)   (.01)
                                                ------- ------ ------    ----
    Total...................................... $13,812 $5,597 $   21    $.01
                                                ======= ====== ======    ====
1994 QUARTERS
  First........................................ $ 4,168 $1,759 $  111    $.05
  Second.......................................   5,266  2,090    290     .12
  Third........................................   5,497  2,009    262     .11
  Fourth.......................................   7,406  2,850    497     .20
                                                ------- ------ ------    ----
    Total...................................... $22,337 $8,708 $1,160    $.48
                                                ======= ====== ======    ====
1995 QUARTERS
  First........................................ $ 4,970 $2,177 $  265    $.10
  Second.......................................   6,286  2,626    461     .18
                                                ------- ------ ------    ----
    Total...................................... $11,256 $4,803 $  726    $.28
                                                ======= ====== ======    ====

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY CIRCUM-STANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    7
Price Range of Common Stock and Dividend Policy...........................    8
Capitalization............................................................    9
Selected Consolidated Financial Data......................................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Business..................................................................   16
Management................................................................   23
Certain Relationships and Related Transactions............................   28
Principal Shareholders....................................................   29
Selling Shareholders......................................................   31
Description of Securities.................................................   31
Underwriting..............................................................   33
Legal Opinions............................................................   34
Experts...................................................................   34
Index to Consolidated Financial Statements................................  F-1

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                               1,050,000 SHARES

                          [LOGO OF ITC APPEARS HERE]

                        INDUSTRIAL TRAINING CORPORATION

                                 COMMON STOCK

                             --------------------

                              P R O S P E C T U S

                             --------------------

                              FERRIS, BAKER WATTS
                                 Incorporated

                              SEPTEMBER 29, 1995

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